   As filed with the Securities and Exchange Commission on February 8, 2000

                                                      Registration No. 333-70943

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                         Pre-Effective Amendment No. 3
                                      TO
                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                       _________________________________
                         WATSON PHARMACEUTICALS, INC.
            (Exact name of registrant as specified in its charter)

            NEVADA                                        95-3872914
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                               311 BONNIE CIRCLE

                         CORONA, CALIFORNIA 92880-2882
                                (909) 270-1400
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                        _______________________________

                               ROBERT C. FUNSTEN
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         WATSON PHARMACEUTICALS, INC.
                               311 BONNIE CIRCLE

                      CORONA, CALIFORNIA 92880-2882
                                (909) 270-1400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  COPIES TO:

                            MICHEL J. FELDMAN, ESQ.
                              STEVE CURTIS, ESQ.
                             D'ANCONA & PFLAUM LLC
                         111 E. WACKER DR., STE. 2800
                            CHICAGO, IL 60601-4205
                                (312) 602-2000

                    --------------------------------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
              From time to time after the effective date of this
                      Registration Statement on Form S-3

                    --------------------------------------


     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------
Title of securities to be     Amount to be       Proposed maximum      Proposed maximum         Amount of
registered                    registered         offering price per    aggregate offering       Registration fee
                                                 share                 price
-----------------------------------------------------------------------------------------------------------------
common stock
($0.0033 par value)           55,587 (1) (7)     $  34.54 (2)          $ 1,920,071              $ 506.90 (3)
-----------------------------------------------------------------------------------------------------------------
common stock
($0.0033 par value)           20,000 (4) (7)     $  34.125 (5)         $ 682,500                $ 180.18 (6)
-----------------------------------------------------------------------------------------------------------------


Total Registration Fee:                                                                         $ 687.08
-----------------------------------------------------------------------------------------------------------------

     (1) The shares to be registered relate to shares of common stock of TheraTech, Inc. which were issuable upon exercise of all options outstanding under the TheraTech, Inc. 1992 Amended and Restated Directors' Stock Option Plan. Pursuant to an Agreement and Plan of Merger dated as of October 23, 1998 (the "Merger Agreement"), these options have been converted to the right to acquire an aggregate of 55,587 shares of Watson Pharmaceuticals, Inc. ("Watson" or "Registrant" or "Company") common stock.

     (2) Represents the weighted average exercise price of options granted under the Plan, as adjusted to reflect the exchange ratio as set forth in the Merger Agreement. Actual exercise prices range from $22.53 to $42.25 per share.

     (3) Registration fee computed pursuant to Rule 457(h)(1).

     (4) The number of shares set forth to be registered corresponds to the estimated aggregate number of shares of common stock of the Registrant which could be issued under a Technology Purchase Agreement by and between TheraTech, Inc, now known as Watson Laboratories, Inc. - Utah ("TheraTech" or "Watson-Utah"), a wholly owned subsidiary of Watson, and Innovative Devices, LLC, a North Carolina limited liability company. In conjunction with the merger of a subsidiary of Watson into TheraTech, Innovative Devices entered into a Consent Agreement whereby Innovative Devices agreed to accept Watson shares in lieu of TheraTech shares, at the same exchange ratio as set forth in the Merger Agreement, as consideration under the Technology Purchase Agreement.

     (5) Estimated solely for purposes of calculating the registration fee and based on the average high and low prices of the Company's common stock on January 4, 2000, as reported by the New York Stock Exchange.

     (6) Registration fee computed pursuant to Rule 457(c).

     (7) This Registration Statement also relates to such indeterminate number of additional shares of common stock of Watson as may be issuable as a result of stock dividends, stock splits, reclassifications and other changes affecting Watson common stock.

                            _______________________

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file an amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


             INTRODUCTORY STATEMENT NOT FORMING PART OF PROSPECTUS

     This registration statement on Form S-3 relates to the shares of the registrant's common stock issuable upon exercise of the TheraTech stock options described herein as well as to the estimated aggregate number of shares of the registrant's common stock issuable pursuant to a Technology Purchase Agreement between TheraTech, Inc., now known as Watson Laboratories, Inc. - Utah ("TheraTech" or "Watson-Utah"), a wholly owned subsidiary of Watson, and Innovative Devices, LLC, a North Carolina limited liability company. The registrant has already filed a registration statement on Form S-8 (File No. 333-70933) relating to shares of its common stock issuable upon exercise of the stock options held by officers, consultants, and employees of TheraTech which are eligible to be registered on Form S-8.

              Subject to Completion, Dated February 8, 2000

                                  PROSPECTUS

                         WATSON PHARMACEUTICALS, INC.

                                 75,587 SHARES
                                 COMMON STOCK


          Of the 75,587 shares which this prospectus relates to, up to 55,587 shares of common stock may be issued pursuant to a stock option plan assumed by the company pursuant to a merger; and up to 20,000 shares may be sold by one or more of the selling stockholders named within. After issuance, these shares may be subsequently sold by one or more of the selling stockholders listed under the caption "Selling Stockholder Information".


          Our common stock is listed on the New York Stock Exchange under the symbol "WPI." On February 7, 2000, the last reported sale price of the company's common stock on the New York Stock Exchange was $43.50 per share.

          All proceeds from the sale of the shares will be paid to the selling stockholders and we will not receive any proceeds from the offer and sale of these shares by the selling stockholders.

          The shares offered in this prospectus may be sold from time to time directly by any of the selling stockholders or certain transferees or affiliates of the selling stockholders, including donees and pledgees selling shares received from a selling stockholder after the date of this prospectus. Alternatively, a selling stockholder may from time to time offer the shares through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions. No selling stockholder is required to offer or sell any of the shares. We will bear all of the expenses in connection with the registration of these shares, including legal and accounting fees.

          This investment involves risks. See "Risk Factors" beginning on page 3.


                             ---------------------

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
                             ---------------------


               The date of this prospectus is February 8, 2000

          The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                         WATSON PHARMACEUTICALS, INC.

         Watson Pharmaceuticals, Inc. is engaged in the development, production, marketing and distribution of branded and off-patent pharmaceutical products. Watson's products include therapeutic and preventive agents generally sold by prescription or over-the-counter for the treatment of human diseases and disorders.

Branded Pharmaceutical Products

         New pharmaceutical products are often patented and, as a result, generally are offered by a single provider when first introduced to the market. In addition to patented products, certain trademarked off-patent products that are promoted directly to healthcare professionals are treated by Watson as branded pharmaceutical products.

Off-Patent Pharmaceutical Products

         When the relevant patents no longer protect a branded product (either due to the patent's expiration or otherwise), opportunities exist for third parties to introduce generic counterparts to the branded product. Such generic or off-patent pharmaceutical products are therapeutically equivalent to their brand-name counterparts and are generally sold at prices less than the branded product. Accordingly, off-patent pharmaceuticals provide a safe, effective and cost-efficient alternative to users of branded products.

Recent Acquisitions

         Watson has made significant recent acquisitions of businesses, products and technologies. During 1997, Watson acquired Royce Laboratories, Inc., a developer and manufacturer of off-patent pharmaceutical products, and Oclassen Pharmaceuticals, Inc., a developer and marketer of dermatology products. Watson acquired The Rugby Group, Inc., a developer and marketer of off-patent pharmaceutical products, in February 1998. Watson also made several product acquisitions during 1997 and 1998, including the acquisition of certain oral contraceptive products from G.D. Searle & Co. and the acquisition of an anti-hypertensive product from Rhone-Poulenc Rorer. In January 1999, Watson acquired TheraTech, Inc., a leading drug-delivery company, which is now known as Watson Laboratories, Inc. - Utah (for ease of reference the term TheraTech within this prospectus shall refer to Watson Laboratories, Inc. - Utah). In May 1999, TheraTech reacquired from SmithKline Beecham all marketing and distribution rights in the United States and Canada for TheraTech's Androderm(R) testosterone transdermal system. In October 1999, TheraTech reacquired from Procter & Gamble marketing and distribution rights to two female hormone replacement therapy products. Watson continues regularly to review potential opportunities to acquire or invest in other technologies, products or product rights and businesses compatible with its existing business.

         Watson's principal executive offices are located at 311 Bonnie Circle, Corona, California 92880-2882. Its telephone number is (909) 270-1400.

                                 RISK FACTORS

         In addition to other information in this prospectus, you should carefully consider the following risk factors in evaluating Watson's business.

Risks Associated with Investing in Watson Common Stock

As part of our business strategy, we intend to pursue transactions that may cause us to experience significant charges to earnings that may adversely affect our stock price and financial condition.

         We regularly review potential transactions related to technologies, products or product rights and businesses complementary to our business. Such transactions could include mergers, acquisitions, strategic alliances, licensing agreements or co-promotion agreements. In the future, we may choose to enter into such transactions at any time. Depending upon the nature of any transaction, we may experience a charge to earnings, which could be material, and could possibly have an adverse impact upon the market price of our common stock. For example, in connection with the TheraTech merger, we recorded merger-related expenses of $20.5 million in the first quarter of 1999.

Watson's stock price has experienced substantial volatility, which may effect your ability to sell your stock at an advantageous price.

         The market price of Watson common stock has been and may continue to be particularly volatile. For example, the market price of Watson common stock has fluctuated during the past twelve months between $26.50 per share and $57.875 per share and may continue to fluctuate. Therefore, especially if you have a short term investment horizon, the volatility may effect your ability to sell your Watson Stock at an advantageous price. Market price fluctuations in our stock may be due to acquisitions or other material public announcements, along with a variety of additional factors including, without limitation:

         -        new product introductions,

         -        the purchasing practices of our customers,

         -        changes in the degree of competition for our products,

         - the announcement of technological innovations or new commercial products by us or our competitors,

         - changes in governmental regulation affecting our business environment,

         - regulatory issues, including but not limited to, receipt of new drug approvals from the FDA, compliance with FDA or other agency regulations, or the lack or failure of either of the foregoing,

         -        the issuance of new patents or other proprietary rights,

         -        the announcement of earnings,

         -        the loss of key personnel,

         - the inability to acquire sufficient supplies of finished products or raw materials,

         -        litigation and/or threats of litigation,

         - publicity regarding actual or potential clinical results with respect to products we have under development, and

         - political developments or proposed legislation in the pharmaceutical or healthcare industry.

These and similar factors have had and could in the future have a significant impact on the market price of Watson's common stock. Some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them. If a suit were to be filed against us, regardless of the outcome or the merits of the action, it could result in substantial costs and a diversion of our management's attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

Investors should not look to dividends as a source of income.

         We have not paid any cash dividends since inception. In addition, we do not anticipate paying cash dividends in the foreseeable future. Consequently, any economic return to a stockholder will be derived, if at all, from appreciation in the price of our stock, and not as a result of dividend payments.

We may issue additional equity securities which would lead to dilution of your ownership interest.

         In April 1998, we filed a shelf registration statement with the SEC which allows us to raise up to $300 million from offerings of senior or subordinated debt securities, common stock, preferred stock or a combination thereof, at such times and in such amounts as we deem appropriate. To date, we have issued $150 million in senior unsecured notes pursuant to such registration statement. These securities may be used to acquire technology, products, product rights and businesses, among other purposes. The issuance of additional equity securities or securities convertible into equity securities for these or other purposes would result in dilution of existing stockholders' equity interests in Watson.

Watson is authorized to issue, without shareholder approval, one or more preferred series of stock, which may give other stockholders dividend, conversion, voting, and liquidation rights, among other rights, which may be superior to the rights of holders of Watson common stock.

         The Watson Board of Directors has the authority to issue, without vote or action of stockholders, shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of Watson common stock. The Watson Board of Directors has no present intention of issuing any such preferred series, but reserves the right to do so in the future.

Risks Associated with Investing in the Business of Watson

In order to remain profitable and continue to grow and develop our business, we are dependent on successful product development and commercialization of newly developed products. If we are unable to successfully develop or commercialize new products, our operating results will suffer.

         Watson's future results of operations will depend to a significant extent upon its ability to successfully commercialize new branded and off-patent pharmaceutical products in a timely manner. These new products must be continually developed, tested and manufactured and, in addition, must meet regulatory standards and receive requisite regulatory approvals. Products currently in development by the company may or may not receive the regulatory approvals necessary for marketing by Watson or other third-party partners. Furthermore, the development and commercialization process is time-consuming and costly. If any of Watson's products, if and when acquired or developed and approved, cannot be successfully commercialized, Watson's operating results could be adversely affected. This risk particularly exists with respect to the development of proprietary products because of the uncertainties and higher costs associated with research and development of such products and the unproven market acceptance of such products. Delays or unanticipated costs in any part of the process or the inability of Watson to obtain regulatory approval for its products, including failure to maintain its manufacturing facilities in compliance with all applicable regulatory requirements, could adversely affect Watson's operating results. In this regard, please see the risk factor titled "Extensive industry regulation has had, and may continue to have, an impact on our manufacturing capabilities" located on page 7 for more information.

Watson is dependent on key personnel for its continued growth and development. Loss of such key personnel could have a material adverse effect on Watson.

         The success of Watson's present and future operations will depend, to a significant extent, upon the experience, abilities and continued services of certain executive officers of Watson. In this regard, Allen Y. Chao, Ph.D., Chief Executive Officer, President and Chairman of Watson, was recently diagnosed with very early stage stomach cancer. Subsequently, he underwent successful surgery and is doing well. Dr. Chao recently completed a course of chemotherapy which he elected to undertake to better ensure a complete and thorough recovery. Although

Watson has recently elected Fred Wilkinson as Chief Operating Officer and has other senior management personnel, a significant loss of the services of Dr. Chao or other key personnel could have a material adverse effect on the company. Watson has entered into employment agreements with all of its senior executive officers, including Dr. Chao. Watson does not carry key-man life insurance on any of its officers.

If we are unable to adequately protect our technology or enforce our patents we may be less able to successfully exploit such technology or use such patents to secure an advantage over our competitors.

         Although we have not experienced significant problems to date, our success with the patented brand name products that we have developed may depend in part on our ability to obtain patent protection for such products. We currently have a number of U.S. and foreign patents issued and pending. However, if our patent applications are not approved, or, if approved, if such patents are not upheld in a court of law, it may reduce our ability to competitively exploit our patented products. Also, such patents may or may not provide competitive advantages for their respective products or they may be challenged or circumvented by competitors, in which case the company's ability to commercially exploit these products may be diminished.

         We also rely on trade secrets and proprietary know-how that we seek to protect, in part, through confidentiality agreements with our partners, customers, employees and consultants. It is possible that these agreements will be breached or that they won't be enforceable in every instance, and that we will not have adequate remedies for any such breach. It is also possible that our trade secrets will become known or independently developed by competitors.

From time to time we may need to rely on licenses to proprietary technologies, which may be difficult or expensive to obtain.

         We may need to obtain licenses to patents and other proprietary rights held by third parties to develop, manufacture and market products. If we are unable to obtain these licenses on commercially reasonable terms, our ability to commercially exploit such products may be inhibited or prevented.

Patent, trademark and copyright litigation is becoming more widespread and can be expensive and may delay or prevent entry of our products, especially generics, into the market.

         Litigation concerning patents, trademarks, copyrights and proprietary technologies can be protracted and expensive. Additionally, brand companies are increasingly suing companies that produce off-patent generic forms of their patented brand name products for alleged patent and/or copyright infringement or other violations of intellectual property rights which may delay or prevent the entry of such a generic into the market. Since a large part of our business deals with the marketing and development of off-patent products, there is a risk that such a brand company may sue us for alleged patent, trademark and/or copyright infringement or other violations of intellectual property rights. For example, upon Watson's August, 1999 launch of its Nicotine Polacrilex Gum, which is the generic equivalent to SmithKline Beecham Consumer Healthcare's Nicorette(R) Gum, which is used as an aid to smoking cessation, SmithKline Beecham served Watson with a lawsuit alleging that the User Guide and Audiocassette included with Watson's Gum product infringe SmithKline Beecham's copyrights. Following the filing of the lawsuit by SmithKline Beecham, the U.S. District Court for the Southern District of New York issued a preliminary injunction enjoining Watson, during the pendency of the lawsuit, from selling or shipping its Nicotine Polacrilex Gum with a User Guide or Audiocassette that is "strikingly or substantially" similar to SmithKline Beecham's User Guide and Audiocassette. The Court also ordered Watson to recall any such product it had previously shipped to customers. Subsequently, the District Court modified the preliminary injunction to allow Watson to ship and sell its Nicotine Gum with a revised User's Guide and Audiotape. SmithKline Beecham has appealed the decision of the District Court to the U.S. Court of Appeals for the Second Circuit. The Second Circuit has stayed the District Court's order pending the hearing for SmithKline Beecham's appeal, which took place on January 13, 2000. At the conclusion of the oral arguments, the Appeals Court took the matter under submission, and has not, to this date, rendered its opinion. Such litigation or other similar litigation may be costly and time consuming, and could result in a substantial delay or prevention of the introduction of Watson's products, any of which could have a material adverse effect on our business, financial condition or results of operations.

As a part of our business strategy we plan to continue making acquisitions of businesses. Inherent in this practice is a risk that we may experience difficulty integrating the businesses of companies that we have acquired into our operations, which would be disruptive to our management and operations.

         The merger of two companies involves the integration of two businesses that have previously operated independently. Difficulties encountered in integrating two businesses could have a material adverse effect on the operating results or financial condition of the combined company's business. As a result of uncertainty following a merger and during the integration process, Watson could experience disruption in its business or employee base. There is also a risk that key employees of a merged company may seek employment elsewhere, including with competitors. For example, Dr. Dinesh Patel, the former Chief Executive Officer, President and Chairman of TheraTech, resigned from his employment with TheraTech following the merger to pursue other interests. If Watson and a merger partner are not able to successfully blend their products and technology to create the advantages that the merger is intended to create, it may affect Watson's results of operations, its ability to develop and introduce new products and the market price of your shares. Further, there may be overlap between the products or customers of Watson and the merged company that may create conflicts in relationships or other commitments detrimental to the integrated businesses.

If Watson is unable to acquire sufficient supplies from key suppliers that in some cases may be the only source of finished products or raw materials, then Watson's ability to deliver its products to the market may be impeded.

         Some materials used in Watson's manufactured products, and some products sold by Watson, are currently available only from sole or limited suppliers. This includes products that have historically accounted for a significant portion of Watson's revenues. For some products sold by Watson only one or very few suppliers have been approved for the products or certain materials used in the products. For example, Watson has agreements with Rhone-Poulenc Rorer, Inc. and its affiliates (collectively "RPR") whereby RPR agreed to supply Watson with all of its requirements for Dilacor XR(R) and its generic equivalent through June 2000. For this purpose, RPR designated as its contract manufacturer Centeon LLC. RPR agreed to remain fully liable to Watson for Centeon's performance. In August 1998, Centeon ceased its manufacturing operations after an FDA inspection. Since that time, Centeon has not manufactured any Dilacor XR(R) or its generic equivalent. RPR/Centeon is currently the company's sole source for these products. The company has been working with the FDA to secure the release of certain Centeon inventory existing at the time of Centeon's production shut-down. Over the last several months, Watson has obtained releases from time to time of inventory and has recently secured the release of all remaining inventory at Centeon. Nonetheless, extended interruption in the production and supply of Dilacor XR(R) and its generic equivalent from RPR, or delays in approving on a timely basis another third party or Watson as the manufacturer of such product, could have a material adverse effect on Watson's Dilacor XR(R) sales and the sales of its generic equivalent, as well as on Watson's reputation in the marketplace.

         On August 4, 1999 Watson filed suit against RPR and certain of its affiliates for its failure to fulfill supply obligations to the company for Dilacor XR(R) and its generic equivalent, among other claims. In late 1999, RPR and its affiliates merged with Hoechst and its affiliates to form Aventis. The company is unable to predict the likelihood of the outcome of the litigation against RPR. The company has accelerated its plans to establish an alternate source of supply for Dilacor XR(R) and its generic equivalent. However, sources for materials for Watson's products must be approved by the U.S. Food and Drug Administration and/or other governmental agencies or bodies. In this regard, Watson has submitted to the FDA a request for a site transfer of the manufacturing of Dilacor XR(R) and its generic equivalent to Watson's Corona, California facility. The company expects that the FDA will consider approval of its site transfer only after a successful current Good Manufacturing Practices ("cGMP") inspection of its Corona facility. See the risk factor entitled "Extensive industry regulation has had, and may continue to have, an impact on our manufacturing capabilities" on page 7.

If we, our suppliers, distributors or other third parties are unable to adequately address the potential disruptions to computer systems that may occur due to the year 2000, we may not be able to effectively commercialize our products.

         Watson has assessed and continues to assess the potential impact of the situation commonly referred to as the "Year 2000 Issue." The Year 2000 Issue concerns the inability of information systems and computer software programs to properly recognize and process date sensitive information relating to the Year 2000 and beyond. Watson has a Y2K Compliance Program in place which consists of four primary phases that are currently underway and which management believes will adequately address the Year 2000 Issue. However, if third party payors, suppliers, distributors, transporters or joint venture partners do not adequately address their Year 2000 Issues or if Watson fails to successfully complete its Y2K Compliance Program and related year 2000 initiatives, there could be a disruption of our operations, including, among other things, an inability to engage in normal business activities which could possibly have a material adverse effect on our results of operations or financial position.

Watson does not necessarily control the joint ventures it is involved in, and the lack of control could result in reduced earnings from the commercial exploitation of certain products.

         A portion of Watson's net income is derived from joint ventures. In addition, a substantial portion of Watson's efforts in developing controlled-release technology prior to the TheraTech merger was primarily conducted through joint ventures. These arrangements involve various joint venture partners, such as Mylan Laboratories, Inc. and Andrx Corp., each of which is a competitor of Watson. Watson does not control the joint ventures or the commercial exploitation of the licensed products. Although restrictions contained in certain of Watson's joint venture arrangements have not in the past had a material adverse impact on Watson's marketing of its products, any such marketing restriction could affect future revenues and have a material adverse effect on its operations. Watson's results of operations may be negatively impacted if existing collaborative or joint venture partners withdraw or if these products are not timely developed, approved or successfully commercialized.

The testing, marketing and sale of our products involves the risk of product liability claims by consumers and other third parties, and insurance against such potential claims is expensive.

         The design, development and manufacture of Watson's products involve an inherent risk of product liability claims and associated adverse publicity. Insurance coverage is expensive and may be difficult to obtain, and may not be available in the future on acceptable terms, or at all. Although Watson currently maintains product liability insurance for its products in the amounts it believes to be commercially reasonable, if the coverage limits of these insurance policies are not adequate, a claim brought against Watson, whether covered by insurance or not, could have a material adverse effect upon Watson.


Risks Associated with Investing in the Pharmaceutical Industry


Extensive industry regulation has had, and will continue to have, a significant impact on our business, especially our product development and manufacturing capabilities.

         All pharmaceutical manufacturers are subject to extensive, complex, costly and evolving governmental regulations and restrictions administered by the U.S. Food and Drug Administration, other federal and state agencies, and numerous governmental authorities in other countries. Moreover, Watson and certain of its vendors are subject to the periodic inspection of their facilities and operations and/or the testing of their products by the FDA, the U.S. Drug Enforcement Agency and similar state, local and foreign regulatory authorities. Each of these organizations conducts periodic inspections to confirm continued compliance with its regulations.

         In connection with such an inspection in December 1998 by the FDA of the company's Corona, California facility, the FDA issued to the company a Warning Letter in January 1999. The Warning Letter related to the company's quality systems and cGMP compliance, including areas such as documentation, training and laboratory controls. The FDA further inspected the company's Corona facility in the first and fourth quarters of 1999. At the close of each of these inspections, the FDA issued to Watson a Form 483 listing the agency's observations during the inspection. The observations from the first quarter inspection generally related to the company's quality systems and cGMP compliance including areas such as laboratory controls, documentation, investigations, training, data review, and validation. The observations from the fourth quarter inspection generally related to the company's quality systems and cGMP compliance including areas such as training and documentation. The company has responded to the FDA and has initiated and continues to implement quality improvements at its Corona facility. However, in light of the uncertainties inherent in the regulatory process, we can not assure you that the agency will find the company's responses adequate or that the agency will not require additional action.

         In connection with a January 1999 inspection of the company's Miami, Florida facility, the FDA issued to Watson a Warning Letter in April 1999. In the Warning Letter, the agency commented that observations about inadequate investigations, documentation and training had appeared in past inspection reports (although the FDA acknowledged that a number of these had occurred prior to Watson's purchase of the Miami facility). Watson has responded to the FDA and has initiated and continues to implement quality improvements at its Miami facility. However, in light of the uncertainties inherent in the regulatory process, we can not assure you that the agency will find the company's responses adequate or that the agency will not require additional action.

         Watson has pending with the FDA product submissions (including abbreviated new drug applications) seeking, among other things, approval to manufacture certain products at the Corona or Miami facilities, as the case may be. Watson expects that the FDA will consider approval of its pending product submissions only after a successful cGMP inspection of the relevant facility to which the submission pertains.

     Failure to comply with FDA and other governmental regulations (including without limitation cGMPs) can result in fines, unanticipated compliance expenditures, interruption of production, suspension of the government's review of product submissions, enforcement actions, injunctions and criminal prosecution. Although Watson has instituted internal compliance programs, if such programs do not meet regulatory agency standards or if compliance is deficient in any way, it may have a material adverse effect on the company.

     The process for obtaining governmental approval to manufacture and market pharmaceutical products is rigorous, time-consuming and costly, and Watson cannot predict the extent to which it may be affected by legislative and regulatory developments. Watson is dependent on receiving FDA and other governmental approvals prior to manufacturing, marketing and shipping its products. Consequently, there is always the chance that the FDA or other applicable agency will not approve products, or that the rate, timing and cost of such approvals will adversely effect Watson's product introduction plans or results of operations.

Because we are smaller than many of our national competitors in the branded pharmaceutical products sector, we may lack the financial and other resources needed to maintain our profit margins and to capture increased market share in this sector.

     The intensely competitive environment of the branded product business requires an ongoing, extensive search for technological innovations and the ability to market products effectively, including the ability to communicate the effectiveness, safety and value of branded products to healthcare professionals in private practice, group practices and managed care organizations. Our branded pharmaceutical business operates primarily in the following divisional areas:
Dermatology, Women's Health and General Products. Our competitors vary depending upon product categories, and within each product category, upon dosage strengths and drug-delivery systems. Such competitors include the major brand name manufacturers of pharmaceuticals such as Johnson & Johnson and American Home Products. Based on total assets, annual revenues, and market capitalization, we are smaller than these and other national competitors in the branded product arena. For example, our market capitalization is approximately $4.1 billion compared to Johnson & Johnson ($113.2 billion) and American Home Products
($63.2 billion). These competitors, as well as others, have been in business for a longer period of time than Watson, have a greater number of products on the market and have greater financial and other resources. If we directly compete with them for the same markets and or products, their financial strength could prevent us from capturing a profitable share of those markets.

                          FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements concerning future events or performance of our company. You should not rely excessively on these forward-looking statements, because they are only predictions based on our current expectations and assumptions. Forward-looking statements often contain words like "estimate," "anticipate," "believe" or "expect." Many known and unknown risks and uncertainties could cause our actual results to differ materially from those indicated in these forward-looking statements. Such risk and uncertainties include, among others, the success of Watson's product development activities and the timeliness with which regulatory authorizations and product roll-out may be achieved, market acceptance of Watson's products and the impact of competitive products and pricing, the availability on commercially reasonable terms of raw materials and other third party sourced products, dependence on sole source suppliers and risks associated with a production interruption or shipment delays at such suppliers, successful compliance with extensive, costly, complex and evolving governmental regulations and restrictions, the scope, outcome and timeliness of any governmental, court or other regulatory action (including, without limitation, the scope, outcome, or timeliness of any inspection or other action of the FDA), the ability to timely and cost effectively integrate acquisitions, exposure to product liability and other lawsuits and contingencies, the outcome of certain litigation involving us and related costs and expenses and possible diversion of management's time and attention arising from such litigation, the successful and timely implementation of our Y2K Compliance Program, and other risks and uncertainties detailed in this prospectus and from time to time in Watson's other SEC filings including, without limitation, our Annual Reports on Form 10-K.

     Therefore, the company wishes to caution each reader of this prospectus to consider carefully these factors as well as the specific factors that may be discussed with each forward-looking statement in this prospectus or disclosed in the company's filings with the SEC as such factors, in some cases, could affect the ability of the company to implement its business strategy and may cause actual results to differ materially from those contemplated by the statements expressed herein.

                                 USE OF PROCEEDS

     Watson will not receive any proceeds from the sale of shares of common stock by the selling stockholders. Watson will receive no proceeds from the issuance of the shares to Innovative Devices (although Innovative Devices undertook certain contractual obligations as set forth in the Technology Purchase Agreement it entered into with TheraTech). Watson will receive proceeds from the exercise of any options to purchase common stock of Watson if and when the options are exercised. Watson intends to use the net proceeds from the exercise of options for general corporate purposes and working capital.

                             PLAN OF DISTRIBUTION

     The shares offered with this prospectus may be sold from time to time directly by any of the selling stockholders or certain transferees or affiliates of the selling stockholders, including donees and pledgees selling shares received from a selling stockholder after the date of this prospectus. Alternatively, a selling stockholder may from time to time offer the shares offered with this prospectus through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares for whom they act as agents.

     The shares may also be sold:

          - in transactions on the New York Stock Exchange, in negotiated transactions, or by a combination of these methods;

          - at fixed prices that may be changed;

          - at market prices prevailing at the time of the resale;

          - at prices related to such market prices;

          - at negotiated prices;

          - through ordinary brokers' transactions;

          - through transactions involving cross or block trades or otherwise on the New York Stock Exchange;

          - "at the market" to or through market makers or into an existing market for our common stock;

          - in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected by agents;

          - through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise);

          - in privately negotiated transactions;

          - to cover short sales; or

          - any combination of the foregoing.

     In addition, any shares covered by this prospectus that qualify for sale under Rule 144 of the Securities Act of 1933 may be sold under Rule 144 rather than by means of this prospectus. If necessary to comply with the securities laws of any state, the shares will be sold only through brokers or dealers.

     Any broker-dealers who participate in a sale of the shares may be deemed to be "underwriters" within the meaning of sections 11 and 12 of the Securities Act of 1933 and Rule 10b-5 of the Exchange Act of 1934, and any commissions received by them, and profits on any sales as principals, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. If any of the selling stockholders are deemed to be acting as an underwriter, they may be subject to statutory liabilities of the Securities Act of 1933.

     In addition, the selling stockholders and any other person participating in the sale or distribution of the shares offered under this prospectus will be subject to the Securities Exchange Act of 1934 and its rules and regulations, including without limitation Rules 10b-5 and Regulation M. These provisions may limit the timing of purchases and sales of any of the shares. In addition, any person engaged in a distribution of the shares may not simultaneously engage in market-making activities during the period beginning when he or she becomes a distribution participant and ending upon his or her completion of participation in a distribution. All of these factors may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities.

     Upon notification by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Exchange Act, disclosing
(i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon the company being notified by a selling stockholder that a donee or pledgee intends to sell more than five hundred (500) shares, a supplement to this prospectus will be filed.

                        SELLING STOCKHOLDER INFORMATION

Three of the selling stockholders, Robert A. Casper, David L. Gardner, and Frank
A. Leith, are the owners of Innovative Devices, LLC, a North Carolina limited liability company. These selling stockholders are entitled to the estimated aggregate number of shares being registered hereby under a Technology Purchase Agreement entered into between Innovative Devices and TheraTech, a wholly owned subsidiary of Watson. In connection with the merger between Watson and TheraTech, Innovative Devices entered into a Consent Agreement whereby it agreed to accept Watson stock in lieu of TheraTech stock, at the same exchange ratio as set forth in the Merger Agreement, as consideration under the Technology Purchase Agreement. Under the Consent Agreement, Watson agreed to issue shares of its common stock to the selling stockholders, as the owners of Innovative Devices, for the continued development, pursuant to the Technology Purchase Agreement, of certain technology owned by Innovative Devices. Specifically, Watson is obligated to issue shares of common stock to the selling stockholders upon the achievement of milestones.

The following table sets forth certain information regarding the beneficial ownership of Watson's common stock by each of the selling stockholders as of October 8, 1999, except as noted.

                      Beneficial Ownership                    Beneficial Ownership
                      --------------------                    --------------------
                      Prior to Offering (1)                      After Offering
                      --------------------                       --------------

-----------------------------------------------------------------------------------------------

                               Number                  Shares
                               ------                  ------
                               Of          Percent     Being      Number           Percent
                               --          -------     -----      ------           -------
Name                           Shares      Of Class     Offered   Of Shares        Of Class
----                           ------      --------     -------   ---------        --------
-----------------------------------------------------------------------------------------------
Robert A. Casper (2)            13,047         *         6,667      13,047              *
-----------------------------------------------------------------------------------------------

Gary Crocker (3)               149,953         *        11,983     137,970              *
-----------------------------------------------------------------------------------------------

Robert K. deVeer, Jr. (3)        2,529         *         2,130         399              *
-----------------------------------------------------------------------------------------------

David L. Gardner (2)            13,047         *         6,667      13,047              *
-----------------------------------------------------------------------------------------------

**Dr. William I. Higuchi (3)   611,192         *         2,130     609,062              *
-----------------------------------------------------------------------------------------------

Frank A. Leith (2)              13,047         *         6,666      13,047              *
-----------------------------------------------------------------------------------------------

James T. O'Brien (3)            13,514         *        12,582         932              *
-----------------------------------------------------------------------------------------------

Jay J. Pisik (3)                14,180         *        14,180           0              *
-----------------------------------------------------------------------------------------------

Boyd J. Poulsen, Ph.D. (3)      13,114         *        12,582         532              *
-----------------------------------------------------------------------------------------------

* Represents less than 1% of all outstanding shares of Watson common stock.

**Share information for Dr. Higuchi is as of November 23, 1998.

     (1) Unless otherwise indicated in the footnotes to this table, Watson believes that each selling stockholder named in this table has sole voting and investment power with respect to all shares of Watson common stock reflected as being owned by such selling stockholder.

     (2) The number of shares shown as beneficially owned prior to the offering includes 3,252 shares which each of these selling stockholders has aquired pursuant to the Techonology Purchase Agreement. The number of shares shown as beneficially owned after the offering does not include an estimated 3,415 of the aggregate number of shares being offered in the case of Mr. Casper and Mr. Gardner, and an estimated 3,414 of the aggregate number of shares being offered in the case of Mr. Leith as these shares will be granted to the selling stockholders at the time they achieve the milestone, as set forth in the Technology Purchase Agreement.

     (3) These selling stockholders served as non-employee directors on TheraTech's Board of Directors prior to the merger with Watson. Currently, they do not have any connection with Watson. Mr. Crocker, Mr. Pisik, Mr. O'Brian and Dr. Poulsen also served on various TheraTech Board committees. Dr. Higuchi served as Chairman of the Board of TheraTech from 1985 to May of 1997. The number of shares shown as beneficially owned prior to the offering include shares deemed outstanding upon exercise of options.

                                 LEGAL MATTERS

     The validity of the issuance of the company's common stock being offered hereby have been passed upon for the company by D'Ancona & Pflaum LLC, Chicago, Illinois. Matters pertaining to the issuance of Watson's common stock under Nevada law have been passed upon by Kummer, Kaempfer, Bonner and Renshaw, Watson's Nevada counsel. As of the date of this registration statement, Michel
J. Feldman, a member of D'Ancona & Pflaum LLC and a director of the company, beneficially owns 46,000 shares of the company's common stock, 1,000 of which he disclaims beneficial ownership. In addition, other members of D'Ancona & Pflaum LLC own additional shares of the company's common stock, which ownership is not material in the aggregate.

                                    EXPERTS

     The consolidated financial statements of Watson Pharmaceuticals, Inc. as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of TheraTech, Inc. at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 which are referred to and made a part of this prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Somerset Pharmaceuticals, Inc. and subsidiaries as of December 31, 1997 and for the year then ended (not presented herein) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report included herein. The report of such firm is given upon their authority as experts in accounting and auditing.

     The financial statements of Oclassen Pharmaceuticals, Inc. for the year ended December 31, 1996 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.


                      WHERE YOU CAN FIND MORE INFORMATION

     Information regarding Watson, including historical financial statements and detailed descriptions of the business of Watson, is included in documents other than this prospectus. Watson files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy reports, statements or other information about Watson on file at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. You may also find Watson's Securities and Exchange Commission filings through commercial document retrieval services and the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. You may find additional information about Watson via its website: http://www.watsonpharm.com. The information in the company's web site is intended to be timely and accurate; however, there can be no assurance that this is the case. Such information is expressly excluded from this prospectus.

     The company has filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, a registration statement on Form S-3 (herein, together with all amendments and exhibits thereto, referred to as the "registration statement") with respect to the shares of the company's common stock to be issued pursuant to this prospectus. This document is a part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. Statements contained herein or in any document incorporated by reference herein as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each circumstance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, or incorporated by reference. Each such statement is qualified in all respects by such reference. The registration statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This prospectus may refer you to information about Watson located in other documents. The information in those documents, which are identified below, is specifically deemed to be part of this prospectus and to have been delivered to you in connection with making your decision to invest. You can obtain a free copy of these and other documents on the Securities and Exchange Commission's web site or, free of charge, by writing, calling or faxing:

                         Attention:  Ms. Sara Swee
                         Director of Corporate Communications
                         Watson Pharmaceuticals, Inc.
                         311 Bonnie Circle

                         Corona, California 92880-2882
                         Tel:  (909) 270-1400
                         Fax:  (909) 270-1429

     The following documents filed with the Securities and Exchange Commission are incorporated by reference herein:

     1. Annual Report of the company on Form 10-K for the year ended December 31, 1998, except for Item 6, portions of Item 7 as indicated in the Management's Discussion and Analysis of Financial Condition and Results of Operation on page 14 of this prospectus, and Item 8.

     2. Quarterly Reports of the company on Form 10-Q for the quarterly periods ended March 31, 1999, June 30, 1999 and September 30, 1999.

     3.   Current Report of the company on Form 8-K dated January 15, 1999.

     4. The description of the company's common stock contained in its Registration Statement on Form 8-A dated April 3, 1992.

     You should also consider as a part of this document all documents that Watson files under the Securities Exchange Act of 1934, as amended, after the date of this prospectus but prior to the termination of the offering made by this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
          OPERATIONS

The company has specifically incorporated by reference into this prospectus certain portions of the Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure contained in the company's Annual Report on Form 10-K for the year ended December 31, 1998 ("1998 MD&A"), and the company's reports on Form 10-Q for the quarterly periods ended March 31, 1999, June 30, 1999 and September 30, 1999. The following disclosure restates certain sections of the 1998 MD&A solely to reflect the completion of the acquisition of TheraTech in January 1999. The following disclosure should be read in conjunction with the company's consolidated financial statements and notes thereto included elsewhere in this prospectus which have been restated to include the accounts and results of operations of TheraTech for all periods presented. The sections of the 1998 MD&A entitled "General," "Acquisitions in 1999 and 1998," "Acquisitions in 1997 and Earlier Years," "Other Significant Investments and Joint Ventures," "Quarterly Fluctuations," and "Year 2000 Compliance Program" were not impacted by the TheraTech acquisition and accordingly have not been restated below. The company's acquisition of TheraTech was accounted for under the pooling-of-interests method.

Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Such risks and uncertainties are discussed under the caption "Forward-Looking Statements" on page 8 of this prospectus.

Watson completed its acquisition of TheraTech in January 1999. TheraTech is a leading drug-delivery company that develops, manufactures and markets innovative products based on its patented and proprietary technologies and systems. Under the terms of the TheraTech merger agreement, each share of TheraTech common stock was converted into the right to receive 0.2663 of a share of the company's common stock. Accordingly, the company issued approximately 5.8 million common shares with a market value on the date of acquisition of approximately $329.0 million in exchange for all of the outstanding shares of TheraTech. The acquisition qualified as a tax-free merger for federal income tax purposes and was accounted for as a pooling of interests. The company's consolidated financial statements included in this Form S-3 have been restated to include the results of TheraTech for all periods presented. In the first quarter of 1999, Watson expects to incur a one-time charge related to this acquisition of approximately $20.0 million. This charge will include investment banking fees, professional fees and other acquisition and consolidation-related costs.

CONSOLIDATED STATEMENTS OF INCOME

The following table presents the company's consolidated statements of income for each of the three years ended December 31, 1998, 1997 and 1996, which have been restated to reflect the acquisition of TheraTech, in thousands of dollars and as percentages of product sales:

                                                                  For the Years Ended December 31,
                                            ------------------------------------------------------------------------------
                                                    1998                       1997                         1996
                                            ----------------------    ------------------------     -----------------------
                                                 $          %              $            %               $           %
                                            ----------------------    ------------------------     -----------------------
Net revenues............................     $ 596,193     100.0%       $ 362,221     100.0%         $ 258,347    100.0%
Cost of sales...........................       210,405      35.3          131,037      36.2            107,157     41.5
                                            ----------    ------       ----------    ------         ----------   ------
    Gross profit........................       385,788      64.7          231,184      63.8            151,190     58.5
                                            ----------    ------       ----------    ------         ----------   ------

Royalty income..........................           ---       ---           14,249       3.9             27,162     10.5
                                            ----------   -------       ----------    ------         ----------   ------

Operating expenses:
  Research and development..............        50,706       8.5           35,007       9.7             40,981     15.9
  Selling, general and administrative...       109,347      18.3           60,967      16.7             46,599     18.0
  Amortization .........................        22,469       3.8            7,213       2.0                386      0.1
  Charge for acquired in-process
    research and development............        13,000       2.2              ---       ---                ---      ---
   Merger expenses......................           ---       ---           14,718       4.1                ---      ---
                                             ---------   -------       ----------   -------        -----------   ------
    Total operating expenses............       195,522      32.8          117,905      32.5             87,966     34.0
                                             ---------   -------       ----------   -------        -----------   ------

    Operating income....................       190,266      31.9          127,528      35.2             90,386     35.0
                                             ---------   -------       ----------   -------        -----------   ------

Other income (expense):
  Equity in earnings of joint ventures..         6,788       1.1           10,694       3.0             17,909      6.8
  Investment and other income...........         8,011       1.3           13,511       3.7             11,935      4.6
  Interest expense......................        (8,136)     (1.3)          (1,284)     (0.4)            (1,527)    (0.5)
                                             ---------   -------       ----------   -------        -----------   ------
      Total other income, net...........         6,663       1.1           22,921       6.3             28,317     10.9
                                             ---------   -------       ----------   -------        -----------   ------

    Income before income tax provision..       196,929      33.0          150,449      41.5            118,703     45.9
Provision for income taxes..............        78,247      13.1           54,799      15.1             35,521     13.7
                                             ---------   -------       ----------   -------        -----------   ------
    Net income..........................      $118,682      19.9%        $ 95,650      26.4%          $ 83,182     32.2%
                                             =========   =======       ==========   =======        ===========   ======

YEARS ENDED DECEMBER 31, 1998 AND 1997

Net revenues for the year ended December 31, 1998 were $596.2 million compared to $362.2 million for the year ended December 31, 1997, an increase of $234.0 million or 65%. This sales increase was due primarily to i) increased sales of certain core off-patent and branded products, ii) increased sales of off-patent products obtained through the Rugby acquisition, and iii) increased sales of branded products, primarily as a result of the Dilacor XR(R) acquisition in June 1997 and the Searle oral contraceptive products which were purchased in October 1997.

The company earned royalties of $14.2 million in 1997 from Rhone-Poulenc Rorer sales of Dilacor XR(R). Subsequent to Watson's June 1997 purchase of the Dilacor XR(R) product rights, no further royalties were earned.

Research and development expenses increased to $50.7 million in 1998 from $35.0 million in 1997. This increase was due primarily to the 1998 acquisition of Rugby's off-patent product development group and increased spending by Watson's and TheraTech's existing development groups.

Selling, general and administrative expenses increased to $109.3 million in 1998 from $61.0 million in 1997. The increase consists of a $38.5 million increase in sales and marketing expenses and a $9.8 million increase in general and administrative costs. The increased sales and marketing expenses were primarily the result of increased sales force personnel costs, advertising and other promotional expenses incurred in support of the company's branded products. General and administrative costs increased during 1998 as a result of increased staffing in certain administrative areas to support the company's growth. However, as a percentage of net revenues, general and administrative costs decreased to 4.8% in 1998 from 5.2% in 1997.

Amortization expense increased to $22.5 million in 1998 from $7.2 million in 1997 due to the product right acquisitions (Dilacor XR(R) and Searle oral contraceptive products) and goodwill recorded in the Rugby acquisition.

In connection with the acquisition of Rugby during the first quarter of 1998, the company recorded a special charge of $13.0 million for the write-off of in-process research and development associated with Rugby's wholly owned subsidiary, Chelsea Laboratories, Inc. Watson, in conjunction with an independent valuation firm, based this charge on an assessment of the value of purchased research and development at Rugby. This charge is discussed further in
Note 2 to the consolidated financial statements. No such charge was incurred in 1997.

In 1997, the company recorded one-time charges of $14.7 million for costs incurred in connection with the mergers of Royce and Oclassen. These costs included investment banking fees and other merger-related expenses.

Equity in earnings from joint ventures decreased $3.9 million to $6.8 million in 1998 from $10.7 million in 1997, due primarily to lower earnings from Somerset. The decrease in Somerset earnings is due in part to increased competition with respect to Eldepryl(R) (Somerset's sole product) and increased research and development spending in support of various clinical trials. Management expects the company's earnings from Somerset to continue to decline.

Investment and other income decreased to $8.0 million in 1998 from $13.5 million in 1997 due to lower average cash and marketable securities balances in 1998. The lower average cash and marketable securities balances in 1998 were due to the company's acquisition-related activities.

Interest expense during 1998 increased to $8.1 million from $1.3 million in 1997 as a result of the company's $150.0 million senior debt issuance in May 1998. These notes have a stated annual interest rate of 7 1/8% and were sold at a discount to yield an effective annual interest rate of 7 1/4% to the company.

The provision for income taxes increased to $78.2 million in 1998, compared to $54.8 million in 1997. The effective income tax rate was 40% and 36% for the years ended December 31, 1998 and 1997, respectively. The increase in the company's effective income tax rate was due primarily to the non-deductibility for income tax purposes of the $13.0 million in-process research and development charge incurred as a result of Watson's acquisition of Rugby.

YEARS ENDED DECEMBER 31, 1997 AND 1996

Net revenues and royalty income for the year ended December 31, 1997 were $376.4 million compared to $285.5 million for the year ended December 31, 1996, an increase of $90.9 million or 31.8%. The increase in revenues was composed of a $103.8 million increase in product sales, partially offset by a $12.9 million decrease in royalty income. The increase in product sales was largely due to sales of Dilacor XR(R), which was purchased from Rhone-Poulenc Rorer in June 1997. The company also experienced increased sales of dermatology products, oral contraceptives, core off-patent products and new products approved or acquired during the year. These sales increases were partially offset by decreased sales of certain strengths in the company's hydrocodone product line.

Royalty income decreased $12.9 million or 47.5% in 1997 as compared with 1996 due to the company's June 1997 acquisition from Rhone-Poulenc Rorer of the Dilacor XR(R) product rights. Following this acquisition, no further royalties were earned.

Gross profit margins increased to 63.8% in 1997 from 58.5% in 1996. The increase in gross profit margins was due largely to sales of Dilacor XR(R), higher sales of branded dermatology products and sales of products introduced in 1997. The increased gross profit margins from these products was partially offset by reduced gross profit margins of certain core off-patent products.

Research and development expenses decreased to $35.0 million in 1997 from $41.0 million in 1996. Following the mergers with Royce and Oclassen, the company consolidated certain research and development functions and eliminated duplicate programs.

Selling, general and administrative expenses increased to $61.0 million in 1997 from $46.6 million in 1996. The increase consists of a $18.8 million increase in sales and marketing expenses and a $4.4 million decrease in general and administrative costs. The company incurred increased sales and marketing costs as it expanded its marketing efforts for branded products. The company increased its sales force from approximately 20 representatives in late 1996 to more than 300 at December 31, 1997.

As a result of the mergers of Royce and Oclassen with Watson, and the subsequent consolidation of many of the administrative functions, the company has experienced a decrease in its general and administrative expenses. As a percentage of net revenues, general and administrative costs decreased from 9.0% in 1996 to 5.2% in 1997. This decrease reflects efficiencies achieved following the mergers and the fact that the company's sales growth outpaced the growth in administrative costs.

Amortization expense in 1997 increased to $7.2 million from $386,000 due to several significant product right acquisitions during the year. The company amortizes these acquired product rights over 17 years.

In 1997, the company recorded one-time charges of $14.7 million for costs incurred in connection with the mergers with Royce and Oclassen. These costs included investment banking fees and other merger-related expenses. No such expenses were incurred in 1996.

Equity in earnings from joint ventures decreased $7.2 million or 40.2% to $10.7 million in 1997 compared to $17.9 million in 1996, due primarily to lower earnings from Somerset. The decrease in Somerset earnings is due in part to the loss of exclusivity for Eldepryl(R) in June 1996. During 1997 and 1996, a number of competitors introduced off-patent tablets to compete with Eldepryl(R) capsules. Increased competition and research and development spending in support of various clinical trials have significantly reduced Somerset's contribution to the company's operating results.

Investment and other income increased 13.4% to $13.5 million in 1997 from $11.9 million in 1996 due to higher average cash and marketable securities balances in 1997.

The provision for income taxes increased to $54.8 million in 1997, compared to $35.5 million in 1996. The effective income tax rate was 36% and 30% for the years ended December 31, 1997 and 1996, respectively. The increase in the company's effective income tax rate was due primarily to the non-deductibility of a significant portion of merger expenses incurred in 1997 and lower earnings from Somerset which are partially exempt from tax.

LIQUIDITY AND CAPITAL RESOURCES

The company's working capital increased to $219.8 million at December 31, 1998 from $171.7 million at December 31, 1997. This $48.1 million increase was primarily due to cash flows from operations ($118.7 million) and proceeds from the offering of senior notes ($148.4 million), offset by the acquisition of women's health products ($120.0 million), the acquisition of Rugby ($67.5 million) and capital expenditures ($27.2 million). The company's $27.2 million of capital investment in 1998 consisted primarily of additions to land, buildings and manufacturing and laboratory equipment. Watson expects to invest approximately $40.0 million in capital expenditures during 1999.

In April 1998, the company filed a registration statement with the Securities and Exchange Commission which allows Watson to raise up to $300.0 million from offerings of senior or subordinated debt securities, common stock, preferred stock or a combination thereof, at such times and in such amounts as Watson deems appropriate. In May 1998, pursuant to this registration statement, the company issued $150.0 million of 7 1/8% senior unsecured notes (the "Senior Notes"). The company had notes payable outstanding of approximately $152.9 million at December 31, 1998. These notes consist of the Senior Notes and other notes payable of approximately $4.4 million. The Senior Notes are due May 2008, with interest-only payments due semi-annually in November and May.

In January 1999, the company made a scheduled payment of $30.0 million pursuant to the purchase of the product rights to Dilacor XR(R). Additional payments of $15.0 million and $5.0 million will be due in January 2000 and January 2001, respectively.

The company's cash and marketable securities totaled $92.6 million at December 31, 1998. Management believes that the company's cash and marketable securities, plus cash flow from operations will be sufficient to meet its normal operating requirements during the coming year.

The company continues to review additional opportunities to acquire or invest in companies, technologies, product rights and other investments that are compatible with its existing business. Watson could use sources other than cash, such as offerings under the registration statement discussed herein or other such registration statements, to fund additional acquisitions or investments. If any such acquisition or investment is completed, the company's operating results and financial condition could change materially in future periods.

Management believes inflation does not have, and has not had, a significant impact on the company's revenues or operations.

                                      INDEX TO FINANCIAL STATEMENTS                                               PAGE
                                                                                                                  ----
Reports of Independent Accountants........................................................................         F-2

Consolidated Balance Sheets as of December 31, 1998 and 1997..............................................         F-6

Consolidated Statements of Income
      for each of the three years in the period ended December 31, 1998...................................         F-7

Consolidated Statements of Stockholders' Equity
      for each of the three years in the period ended December 31, 1998...................................         F-8

Consolidated Statements of Cash Flows
      for each of the three years in the period ended December 31, 1998...................................         F-9

Notes to Consolidated Financial Statements................................................................        F-11

     All financial statement schedules are omitted because they are not applicable or the required information is included in the Consolidated Financial Statements or notes thereto.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Watson Pharmaceuticals, Inc.

In our opinion, based upon our audits and the reports of other auditors, the accompanying consolidated financial statements listed in the accompanying index on page F-1 present fairly, in all material respects, the financial position of Watson Pharmaceuticals, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of TheraTech, Inc. (TheraTech), a wholly owned subsidiary, which statements reflect total assets of $57,690,000 and $61,861,000 at December 31, 1998 and 1997, respectively, and total net revenues of $40,045,000, $38,206,000 and $34,708,000 for the years ended December 31, 1998, 1997 and
1996, respectively. We did not audit the financial statements of Somerset Pharmaceuticals, Inc. (Somerset), an entity which is 50% owned by the Company, as of December 31, 1997 and for the years ended December 31, 1997 and 1996. The Company's investment in Somerset aggregated $27,643,000 at December 31, 1997, and its equity in the earnings of Somerset totaled $12,672,000 and $20,100,000 for the years ended December 31, 1997 and 1996, respectively. In addition, we did not audit the financial statements of Oclassen Pharmaceuticals, Inc. (Oclassen), a wholly owned subsidiary, for the year ended December 31, 1996, which statements reflect total revenues of $34,421,000 for the year ended December 31, 1996. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for TheraTech, Somerset and Oclassen, is based solely on the reports of each of the respective other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the respective reports of other auditors provide a reasonable basis for the opinion expressed above.



PRICEWATERHOUSECOOPERS LLP

Los Angeles, California
February 17, 1999

                        REPORT OF INDEPENDENT AUDITORS


The Stockholder
TheraTech, Inc.

We have audited the consolidated balance sheets of TheraTech, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of TheraTech, Inc. and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.



ERNST & YOUNG LLP

Salt Lake City, Utah
February 5, 1999

                         INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
Somerset Pharmaceuticals, Inc.:

We have audited the consolidated balance sheet of Somerset Pharmaceuticals, Inc. and subsidiaries as of December 31, 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Somerset Pharmaceuticals, Inc. and subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP

Pittsburgh, Pennsylvania
February 4, 1998

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Oclassen Pharmaceuticals, Inc.:

We have audited the balance sheet of Oclassen Pharmaceuticals, Inc. (a Delaware corporation) as of December 31, 1996, and the related statements of income, stockholders' equity (deficit) and cash flows for the year then ended (not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oclassen Pharmaceuticals, Inc. as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

Oakland, California
January 17, 1997

                         WATSON PHARMACEUTICALS, INC.
                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)

                                                                                December 31,            December 31,
                                                                                    1998                    1997
                                                                              ------------------      -----------------
                                   ASSETS
Current assets:
    Cash and cash equivalents..............................................       $      59,663           $     97,817
    Marketable securities..................................................              32,903                 41,500
    Accounts receivable, net of allowances for doubtful
         accounts of $4,150 and $2,190.....................................              91,329                 62,909
    Inventories............................................................              81,907                 49,798
    Prepaid expenses and other current assets..............................              27,358                  7,488
    Deferred tax assets....................................................              29,634                 19,398
                                                                                  -------------           ------------
      Total current assets.................................................             322,794                278,910

Property and equipment, net................................................             125,918                107,322
Investments and other assets...............................................             201,080                137,999
Product rights and other intangibles, net..................................             481,551                296,245
                                                                                  -------------           ------------

                                                                                  $   1,131,343           $    820,476
                                                                                  =============           ============
                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable and accrued expenses..................................       $      70,730           $     50,436
    Income taxes payable...................................................                 ---                  9,553
    Current portion of long-term debt......................................               1,843                  1,882
    Current liability from acquisition of product rights...................              30,380                 45,380
                                                                                  -------------           ------------
      Total current liabilities............................................             102,953                107,251

Long-term debt.............................................................             151,083                  9,857
Long-term liability from acquisition of product rights.....................              23,040                 53,420
Deferred tax liabilities...................................................              54,512                 36,887
                                                                                  -------------           ------------
      Total liabilities....................................................             331,588                207,415
                                                                                  -------------           ------------
Commitments and contingencies..............................................
Minority interest..........................................................                 400                    859
                                                                                  -------------           ------------
Stockholders' equity:
  Preferred stock; no par value per share;
    2,500,000 shares authorized; none outstanding..........................                 ---                    ---

  Common stock; $0.0033 per share par value; 500,000,000
    shares authorized; 95,312,200 and 93,479,000 shares issued.............                 315                    308
  Additional paid-in capital...............................................             368,777                327,432
  Retained earnings........................................................             370,119                251,437
  Accumulated other comprehensive income...................................              60,144                 33,025
                                                                                  -------------           ------------
      Total stockholders' equity...........................................             799,355                612,202
                                                                                  -------------           ------------

                                                                                  $   1,131,343           $    820,476
                                                                                  =============           ============

         See accompanying Notes to Consolidated Financial Statements.

                         WATSON PHARMACEUTICALS, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                   (In thousands, except per share amounts)

                                                                                   Years Ended December 31,
                                                                        -------------------------------------------
                                                                           1998             1997            1996
                                                                        ----------        ---------       ---------
Net revenues...............................................             $  596,193        $ 362,221       $ 258,347
Cost of sales..............................................                210,405          131,037         107,157
                                                                        ----------        ---------       ---------
     Gross profit..........................................                385,788          231,184         151,190
                                                                        ----------        ---------       ---------

Royalty income.............................................                    ---           14,249          27,162
                                                                        ----------        ---------       ---------

Operating expenses:
   Research and development................................                 50,706           35,007          40,981
   Selling, general and administrative.....................                109,347           60,967          46,599
   Amortization............................................                 22,469            7,213             386
   Merger expenses ........................................                    ---           14,718             ---
   Charge for acquired in-process

     research and development..............................                 13,000              ---             ---
                                                                        ----------        ---------       ---------
     Total operating expenses..............................                195,522          117,905          87,966
                                                                        ----------        ---------       ---------

Operating income...........................................                190,266          127,528          90,386
                                                                        ----------        ---------       ---------

Other income (expense):
   Equity in earnings of joint ventures....................                  6,788           10,694          17,909
   Investment and other income.............................                  8,011           13,511          11,935
   Interest expense........................................                 (8,136)          (1,284)         (1,527)
                                                                        ----------        ---------       ---------
     Total other income, net...............................                  6,663           22,921          28,317
                                                                        ----------        ---------       ---------

Income before income tax provision.........................                196,929          150,449         118,703

Provision for income taxes.................................                 78,247           54,799          35,521
                                                                        ----------        ---------       ---------

Net income.................................................             $  118,682        $  95,650       $  83,182
                                                                        ==========        =========       =========

Basic earnings per share...................................             $     1.25        $    1.03       $    0.92
                                                                        ==========        =========       =========

Diluted earnings per share.................................             $     1.22        $    1.01       $    0.89
                                                                        ==========        =========       =========

Weighted average shares
   outstanding, no dilution................................                 94,745           92,525          90,430
                                                                        ==========        =========       =========

Weighted average shares
   outstanding, diluted basis..............................                 97,425           95,115          93,830
                                                                        ==========        =========       =========

         See accompanying Notes to Consolidated Financial Statements.

                         WATSON PHARMACEUTICALS, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (In thousands)

                                                                                                        Accumulated
                                                                  Additional                               Other          Total
                                                   Common Stock     Paid-in   Comprehensive  Retained  Comprehensive  Stockholders'
                                                  Shares  Amount    Capital      Income      Earnings      Income         Equity
                                                  ------  ------    -------      ------      --------      ------         ------
Balance at December  31, 1995                     89,502    $296    $281,998    $    ---     $ 72,605     $  (155)       $354,744

   Exercise of options/warrants.................   1,407       4      10,942         ---          ---         ---          10,946

   Tax benefits related to exercise of options..     ---     ---       7,762         ---          ---         ---           7,762

   Other........................................     ---     ---        (126)        ---          ---         ---            (126)

   Net income...................................     ---     ---         ---      83,182       83,182         ---          83,182

   Other comprehensive income:

      Amortization of unearned
       compensation.............................     ---     ---         ---         856          ---         ---             ---

      Unrealized gains on securities............     ---     ---         ---       6,488          ---         ---             ---
                                                                                --------
      Other comprehensive income................     ---     ---         ---       7,344          ---       7,344           7,344
                                                                                --------
      Comprehensive income......................     ---     ---         ---      90,526          ---         ---             ---
                                                  ------    ----    --------    ========     --------     -------        --------

Balance at December 31, 1996                      90,909     300     300,576         ---      155,787       7,189         463,852

   Exercise of options/warrants.................   2,570       8      16,018         ---          ---         ---          16,026

   Tax benefits related to exercise of options..     ---     ---      10,882         ---          ---         ---          10,882

   Other........................................     ---     ---         (44)        ---          ---         ---             (44)

   Net income...................................     ---     ---         ---      95,650       95,650         ---          95,650

      Unrealized gains on securities............     ---     ---         ---      25,836          ---      25,836          25,836
                                                                                --------
      Comprehensive income......................     ---     ---         ---     121,486          ---         ---             ---
                                                  ------    ----    --------    ========     --------     -------        --------

Balance at December 31, 1997                      93,479     308     327,432         ---      251,437      33,025         612,202

   Exercise of options/warrants.................   1,833       7      27,593         ---          ---         ---          27,600

   Tax benefits related to exercise of options..     ---     ---      13,593         ---          ---         ---          13,593

   Other........................................     ---     ---         159         ---          ---         ---             159

   Net income...................................     ---     ---         ---     118,682      118,682         ---         118,682

      Unrealized gains on securities............     ---     ---         ---      27,119          ---      27,119          27,119
                                                                                --------
      Comprehensive income......................     ---     ---         ---     145,801          ---         ---             ---
                                                  ------    ----    --------    ========     --------     -------        --------

Balance at December 31, 1998                      95,312    $315    $368,777    $    ---     $370,119     $60,144        $799,355
                                                  ======    ====    ========    ========     ========     =======        ========

         See accompanying Notes to Consolidated Financial Statements.

                          WATSON PHARMACEUTICALS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                       Years Ended December 31,
                                                                    ----------------------------------------------------------
                                                                          1998                 1997                 1996
                                                                    -----------------    -----------------    ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................               $ 118,682            $  95,650           $   83,182
                                                                           ---------            ---------           ----------
Reconciliation to net cash provided by
  operating activities:
    Depreciation ...........................................                  12,708               10,438                9,637
    Amortization............................................                  22,469                7,213                1,342
    Charge for acquired in-process research                                   13,000                  ---                  ---
     and development........................................
    Deferred income tax provision (benefit).................                   1,593               (1,563)              20,004
    Dividends received from Somerset........................                     ---                8,000               18,000
    Equity in earnings of joint ventures ...................                  (5,706)              (9,012)             (14,684)
    Provision for (recovery of) doubtful accounts                                762                  (66)                 604
      and allowances........................................
    Tax benefits related to exercise of options.............                  13,593               10,882                7,753
    Other...................................................                     667                  333                  ---
    Changes in assets and liabilities, net of acquisitions:
      Accounts receivable...................................                 (17,061)             (32,254)              (4,425)
      Royalty receivable....................................                     ---                5,554                2,651
      Inventories...........................................                 (18,607)             (15,091)              (2,191)
      Prepaid expenses and other current assets.............                 (12,327)               6,249                 (644)
      Other assets..........................................                  (1,981)              (2,155)              (2,386)
      Accounts payable and accrued expenses.................                     412               10,955               (5,390)
      Income taxes payable..................................                  (9,553)               9,081               (2,512)
                                                                           ---------            ---------           ----------
        Total adjustments...................................                     (31)               8,564               27,759
                                                                           ---------            ---------           ----------
        Net cash provided by operating activities ..........                 118,651              104,214              110,941
                                                                           ---------            ---------           ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Additions to property and equipment.....................                 (27,219)             (16,318)             (16,003)
    Purchases of marketable securities......................                 (77,880)            (142,776)            (846,615)
    Proceeds from maturities of marketable securities                         84,262              185,227              811,064
    Acquisitions of product rights..........................                (177,322)            (146,587)                (108)
    Acquisitions of businesses..............................                 (71,559)                 ---                  ---
    Investment in Andrx.....................................                     ---              (15,307)                 ---
    Additions to investment in joint ventures...............                 (10,207)              (5,804)              (2,330)
                                                                           ---------            ---------           ----------
        Net cash used in investing activities..............                $(279,925)           $(141,565)          $  (53,992)
                                                                           ---------            ---------           ----------

                         WATSON PHARMACEUTICALS, INC.

                                (In thousands)


                                                                                           Years Ended December 31,
                                                                            ---------------------------------------------------
                                                                              1998                  1997              1996
                                                                            -----------         ------------       ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of long-term debt........................          $ 148,418           $      ---        $   1,043
    Principal payments on long-term debt............................             (7,231)              (3,566)          (3,537)
    Payments on liability for acquisition of product rights.........            (45,000)             (55,000)             ---
    Proceeds from issuance of common stock..........................                ---                1,396            1,612
    Proceeds from exercises of stock options
      and warrants..................................................             26,933               15,000            9,210
                                                                              ---------           ----------        ---------
      Net cash provided by (used in) financing activities...........            123,120              (42,170)           8,328
                                                                              ---------           ----------        ---------

      Net (decrease) increase in cash and cash equivalents..........            (38,154)             (79,521)          65,277

Cash and cash equivalents at beginning of year......................             97,817              177,338          112,061
                                                                              ---------           ----------        ---------

Cash and cash equivalents at end of year............................          $  59,663           $   97,817        $ 177,338
                                                                              =========           ==========        =========

Supplemental disclosures of cash flow information:
Cash paid during the years for:
    Interest........................................................          $   5,895           $      335        $     420
    Income taxes....................................................          $  82,915           $   36,735        $  10,375

Supplemental disclosures of noncash
 investing and financing activities:
    Acquisitions of product rights:
      Fair value of assets acquired.................................          $      --           $ (294,171)       $      --
      Fair value of liabilities assumed.............................                 --              150,000               --
                                                                              ---------           ----------        ---------
      Net cash paid.................................................          $      --           $(144,171)        $      --
                                                                              =========           ==========        =========

    Acquisitions of businesses:
      Fair value of assets acquired.................................          $ (97,323)          $       --        $      --
      Fair value of liabilities assumed.............................             25,764                   --               --
                                                                              ---------           ----------        ---------
      Net cash paid.................................................          $ (71,559)          $       --        $      --
                                                                              =========           ==========        =========

         See accompanying Notes to Consolidated Financial Statements.

                         WATSON PHARMACEUTICALS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Significant Accounting Policies

Description of business and principles of consolidation

Watson Pharmaceuticals, Inc. ("Watson" or the "Company") is engaged in the development, production, marketing and distribution of branded and off-patent pharmaceutical products. The consolidated financial statements include the accounts of wholly owned and majority-owned subsidiaries after elimination of intercompany accounts and transactions. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's significant wholly owned subsidiaries include Watson Laboratories, Inc., Circa Pharmaceuticals, Inc. ("Circa"), Oclassen Pharmaceuticals, Inc. ("Oclassen"), Royce Laboratories, Inc. ("Royce"), The Rugby Group, Inc. ("Rugby") and TheraTech, Inc. ("TheraTech"). Watson acquired certain of these subsidiaries, including TheraTech in January 1999, through acquisitions that occurred between 1995 and January 1999. The accompanying consolidated financial statements have been restated to include the results of TheraTech for all periods presented. See Note 2 for further information on the Company's merger and acquisition activities.

Investments are accounted for under the equity method where the Company can exert significant influence and ownership does not exceed 50% (primarily Somerset Pharmaceuticals, Inc.). Investments in which the Company holds less than a 20% interest and does not exert significant influence are accounted for under the cost method, adjusted to fair value. The Company's investment in Andrx Corporation ("Andrx") is accounted for under the cost method.

Cash equivalents and marketable securities
Cash equivalents are highly liquid investments with original maturities of three months or less at the date of acquisition. Marketable securities consist primarily of time deposits, commercial paper, U.S. and state and local government debt with original maturities between three and twelve months.

The Company accounts for investments in accordance with Financial Accounting Standards No. 115 ("FAS 115"), "Accounting for Certain Investments in Debt and Equity Securities." Under FAS 115, debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are carried at fair market value and are classified as either trading or available-for-sale securities. Debt securities that the Company has the intent and ability to hold to maturity are classified as held-to-maturity securities. All of the Company's cash equivalents and marketable securities are classified as either available-for-sale or held-to-maturity securities.

Available-for-sale securities are recorded at fair value based on quoted market prices. Unrealized gains or losses on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity, net of applicable income taxes, until realized. Realized gains and losses are determined on the specific identification method and are reported in investment and other income. Realized gains and losses were not material for the years ended December 31, 1998, 1997 and 1996.

Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization of premiums or discounts. Premiums and discounts are amortized over the life of the related security.

The fair value of cash, cash equivalents and marketable securities is summarized as follows:

                                                                        December 31,
                                                                      ---------------------
                                                                        1998          1997
                                                                      ---------- ----------
                                                                          (in thousands)
  Available-for-sale:
    U.S. government debt............................................. $14,824      $ 27,996
    State and local government debt..................................  23,143         2,300
    Corporate and other non-government debt..........................   7,317        45,972
    Equity securities................................................   1,500         3,006
    Money market funds and cash......................................  37,421        47,604
                                                                      -------      --------
                                                                      $84,205      $126,878
                                                                      =======      ========
  Held-to-maturity:
    U.S. government debt............................................. $ 1,503      $    999
    Corporate debt...................................................   6,858        11,440
                                                                      -------      --------
                                                                      $ 8,361      $ 12,439
                                                                      =======      ========

Of held-to-maturity securities owned at December 31, 1998, $4.5 million have a maturity of less than one year and $3.9 million have a maturity of one to five years.

Fair value of other financial instruments
The carrying amounts of accounts receivable, accounts payable and accrued expenses approximate fair value. The fair value of the Company's investment in Andrx is based on quoted market prices at December 31, 1998 and 1997.

Inventories
Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property and equipment
Property and equipment are stated at cost, less accumulated depreciation. Major renewals and improvements are capitalized, while routine maintenance and repairs are expensed as incurred. At the time properties are retired from service, the cost and accumulated depreciation are removed from the respective accounts and the related gains or losses are reflected in income.

Depreciation expense is computed principally on the straight-line basis, over estimated useful lives of two to ten years for furniture, fixtures and equipment and twenty to thirty years for buildings and building improvements. Leasehold improvements are amortized on the straight-line basis over the shorter of the respective lease terms or the estimated useful life of the assets, and generally range from five to thirty years.

Product rights and other intangible assets
Product rights are stated at cost, less accumulated amortization, and are amortized on the straight-line basis over their estimated useful lives ranging from seventeen to twenty-five years. Goodwill is amortized on the straight-line basis over twenty years or less and is primarily related to the Company's acquisition of Rugby (Note 2). Other intangible assets are amortized over their estimated useful lives, using the straight-line method. Accumulated amortization was $39.7 million and $15.8 million at December 31, 1998 and 1997, respectively.

Potential impairment of long-lived assets
The Company annually evaluates its long-lived assets, including product rights, for potential impairment. When circumstances indicate that the carrying amount of the asset may not be recoverable, as demonstrated by estimated future cash flows, an impairment loss would be recorded based on fair value.

Revenue recognition
The Company recognizes revenue, net of sales discounts and allowances, from the sale of its pharmaceutical products upon shipment.

The Company has entered into various collaborative research and development, product licensing and marketing agreements with certain pharmaceutical and other companies. These agreements provide for the Company to receive payments in various forms which can include: (i) licensing fees and other payments upon execution of an agreement; (ii) milestone payments upon achievement of certain technical and regulatory goals; and (iii) periodic cost reimbursements, which costs include a portion of general and administrative expenses, for product development and clinical evaluation. Research, development and licensing revenues are recognized as earned based on terms in the specific contracts. Milestone payments are included in revenues during the period in which the applicable milestone is achieved.

Sales to major customers
In 1998, two customers accounted for 16% and 11%, individually of the Company's net revenues. In 1997, two customers accounted for 11% and 10%, individually, of the Company's net revenues. In 1996, no customers accounted for more than 10% of the Company's net revenues.

Research and development activities
Research and development expenditures are expensed as incurred and consist of self-funded research and development costs and the costs associated with work performed under collaborative research and development agreements. Research and development expenses include direct and allocated expenses and exclude reimbursable general and administrative costs. Research and development expenses incurred under collaborative agreements were approximately $11,900,000, $12,600,000 and $14,800,000 for the years ended December 31, 1998, 1997 and
1996, respectively.

Income taxes
Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities at the applicable tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Earnings per share ("EPS")
Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding in each year. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding plus any potential dilution that could occur if options and warrants were converted into common stock in each year.

In 1997, the Company adopted Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128). In accordance with the implementation provisions of FAS 128, the Company has restated earnings per share in its consolidated statements of income for the year ended December 31, 1996. The unaudited quarterly data for the first three quarters of 1997 presented in Note 10 have also been restated to comply with the provisions of FAS 128. A reconciliation of the numerators and the denominators of basic and diluted earnings per share for the years ended December 31, 1998, 1997, and 1996 is as follows (in thousands, except for EPS):

                                                                        Years ended December 31,
                                                             ------------------------------------------------
                                                                   1998              1997            1996
                                                             --------------    --------------  --------------
     Numerator:
        Net income......................................           $118,682           $95,650         $83,182
                                                                   ========           =======         =======
     Denominators:
        Denominator for basic EPS, weighted
           average shares outstanding...................             94,745            92,525          90,430
        Assumed exercise of dilutive stock
           options and warrants.........................              2,680             2,590           3,400
                                                                   --------           -------         -------

        Denominator for diluted EPS.....................             97,425            95,115          93,830
                                                                   ========           =======         =======

     Basic EPS..........................................           $   1.25           $  1.03         $  0.92
                                                                   ========           =======         =======

     Diluted EPS........................................           $   1.22           $  1.01         $  0.89
                                                                   ========           =======         =======

In October 1997, the Company effected a two-for-one stock split in the form of a 100% stock dividend. All share and per share amounts for the reported periods have been restated to reflect the stock split.

Concentration of credit risk
The Company is subject to a concentration of credit risk with respect to its accounts receivable balance, all of which is due from service providers, distributors, wholesalers and chain drug stores in the health care and pharmaceutical industries throughout the United States. At December 31, 1998 and 1997, approximately 57% and 27%, respectively, of the trade receivable balances represented amounts due from four customers in 1998 and two customers in 1997. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential uncollectible accounts. Actual losses from uncollectible accounts have been minimal.

Recent accounting pronouncements
In 1998, the Company adopted Financial Accounting Standards No.131, "Disclosures about Segments of an Enterprise and Related Information," ("FAS 131"). FAS 131 supercedes FAS 14, "Financial Reporting for Segments of a Business Enterprise," and replaces the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. Watson has one reportable segment, pharmaceutical products.

In 1998, the Company adopted Financial Accounting Standards No. 130, "Reporting Comprehensive Income," ("FAS 130"). FAS 130 established new rules for the reporting and display of comprehensive income and its components in the financial statements. Comprehensive income includes all changes in equity during a period except those resulting from investments by and distributions to the Company's stockholders. Watson's comprehensive income is comprised of net income and the unrealized gain on equity securities. The adoption of FAS 130 had no effect on the Company's consolidated results of operations, financial position or cash flows.

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," ("SOP 98-1"). This SOP provides guidance on accounting for certain costs in connection with obtaining or developing computer software for internal use and requires that entities capitalize such costs once certain criteria are met. The Company is required to adopt SOP 98-1 as of January 1, 1999.

Reclassifications
Certain amounts in the 1996 and 1997 financial statements have been reclassified to conform with the 1998 presentation. These reclassifications had no effect on net income or retained earnings.

2. Mergers and Acquisitions

Subsequent event - acquisition of TheraTech
In January 1999, Watson's acquisition of TheraTech was completed. TheraTech is a leading drug-delivery company that developed, manufactured and marketed innovative products based on its patented and proprietary technologies and systems. Under the terms of the TheraTech merger agreement, each share of TheraTech common stock was converted into the right to receive 0.2663 of a share of the Company's common stock. Accordingly, the Company issued approximately 5.8 million common shares having a market value of approximately $329 million on the date of acquisition in exchange for all of the outstanding common shares of TheraTech. The acquisition qualified as a tax-free merger for federal income tax purposes and was accounted for as a pooling of interests. In the first quarter of 1999, Watson expects to incur a one-time charge related to this acquisition of approximately $20.0 million. This charge will include investment banking fees, professional fees and other costs related to consolidating the operations of the two companies.

Combined and separate selected financial data of Watson and TheraTech for the three years in the period ended December 31, 1998 are summarized as follows (in thousands):

                                                                        Years ended December 31,
                                                        ---------------------------------------------------------
                                                                                        Adjust-
                                                           Watson        TheraTech       ments        Combined
                                                        -------------  -------------- ------------  --------------
     1998
        Net revenues...............................         $ 556,148         $40,045     $    --       $ 596,193
                                                        =============  ============== ===========   =============
        Net income (loss)..........................         $ 120,829         $(2,147)    $    --       $ 118,682
                                                        =============  ============== ===========   =============

     1997
        Net revenues...............................         $ 324,015         $38,206     $    --      $  362,221
                                                        =============  ============== ===========   =============
        Net income.................................         $  90,184         $ 5,851     $  (385)     $   95,650
                                                        =============  ============== ===========   =============

     1996
        Net revenues...............................         $ 223,639         $34,708       $   --     $   258,347
                                                        =============  ============== ============  ==============
        Net income.................................         $  78,562         $ 4,225       $  395     $    83,182
                                                        =============  ============== ============  ==============

The combined financial results of the Company and TheraTech include certain reclassifications to conform the financial statement presentations of the companies.

1998 acquisition of oral contraceptive products from Searle
In November 1998, Watson acquired the U.S. rights to three Searle oral contraceptive products for $120.0 million in cash. Watson and Searle have entered into a supply agreement whereby Watson has the right to purchase from Searle the products in finished form for two years and in bulk form for an additional one year period.

Acquisition of Rugby
In February 1998, Watson completed its acquisition of Rugby from Hoechst Marion Roussel, Inc. Rugby developed, manufactured and marketed a wide array of off-patent pharmaceutical products. Under the terms of the agreement, the Company acquired Rugby and its abbreviated new drug applications, which included several licensed products, plus Rugby's sales and marketing operations for U.S. off-patent and over-the-counter pharmaceutical products. The transaction also included Rugby's product development group and product development pipeline. Under the terms of the acquisition agreement, the Company paid approximately $67.5 million in cash at closing and agreed to contingent payments based on future sales and operating results. The acquisition was accounted for as a purchase and Rugby's results of operations have been recorded in the Company's consolidated financial statements since the date of acquisition. The excess of the aggregate purchase price over the fair value of the assets acquired was approximately $30.9 million and is being amortized over 20 years.

Under the purchase method of accounting, the purchase price is generally allocated to the acquired assets and liabilities based on their estimated fair values at the date of acquisition. However, the portion of the purchase price that is allocated to in-process research and development ("IPR&D") is not an asset, but instead, represents the valuation of acquired, to-be-completed research projects. As such, the amount that is determined to be IPR&D is charged to expense at the date of acquisition. In the first quarter of 1998, in connection with the Rugby acquisition, the Company charged $18.8 million to IPR&D. This amount was subsequently adjusted to $13.0 million to reflect a recently revised Securities and Exchange Commission-preferred methodology for valuing IPR&D.

Watson acquired 13 separate IPR&D projects from Rugby, none of which were material on an individual basis to the Company. Rugby commenced work on these projects, all of which relate to the development of off-patent pharmaceutical drugs, at various dates beginning in late 1994. The Company, in conjunction with an independent valuation firm, determined the allocation of purchase price to acquired IPR&D. At the acquisition date, it was estimated that the acquired projects, on an overall basis, were approximately 70% complete and would require approximately $8.8 million to complete. The primary factor considered in determining the amount charged to IPR&D was the estimated future cash flows of each project. Discount rates that ranged from 16% to 20% were assigned to each project based on identified risk factor assumptions. The discounted cash flows were then adjusted by the completion percentages of each project, as of the acquisition date. The individual project completion percentages were estimated by dividing project costs incurred through the acquisition date by the costs expected to complete each project.

The development of pharmaceutical products is subject to numerous risks and uncertainties including formulation and manufacturing issues, the FDA approval and monitoring process and competitive risks in the marketplace, among others. There can be no assurance that any of these projects will achieve full development, receive the required regulatory approvals or contribute in any significant manner to Watson's future sales.

Significant acquisitions in 1997 and earlier years are summarized below:
1997 acquisition of oral contraceptive products from Searle
In October 1997, the Company acquired the U.S. rights to certain existing and future Searle branded off-patent oral contraceptive products. In accordance with this agreement, cash payments of $51.5 million and $85.0 million were made to Searle in 1998 and 1997, respectively. Watson and Searle entered into a supply agreement whereby Watson has the right to purchase the products for two years from the date of acquisition and, at the Company's election, for an additional two-year period. Payment for future products is contingent and due upon receipt of FDA approval. If the FDA approves these future products, the maximum aggregate acquisition cost for the remaining future products will be approximately $33.8 million plus certain contingent payments based on the technology transfer and net aggregate annual sales of certain of the acquired products.

1997 acquisition of product rights to Dilacor XR(R)
In June 1997, the Company acquired from Rhone-Poulenc Rorer Pharmaceuticals, Inc. ("RPR") the exclusive U.S. and certain worldwide marketing, sales, and distribution rights to Dilacor XR(R) for $190.0 million in cash and future royalties. Watson and RPR entered into a supply agreement whereby Watson has the right to purchase finished product from RPR through June 1999 and for an additional one-year period under certain conditions. Prior to the acquisition of the rights to Dilacor XR(R), the Company earned royalties from RPR sales of Dilacor XR(R). The Company earned royalties from this product of $14.2 million for the first six months of 1997 and $27.2 million for the full year of 1996. Dilacor XR(R) has been available in the U.S. for the treatment of hypertension since June 1992 and was approved for the treatment of chronic stable angina in March 1995.

1997 acquisition of Royce
In April 1997, the Company acquired Royce for approximately 5.2 million shares of its common stock having a market value of approximately $98.0 million at the date of acquisition. Royce developed and manufactured off-patent prescription drugs in solid dosage forms (tablets and capsules). The acquisition was accounted for as a pooling of interests and the transaction qualified as a tax-free merger.

1997 acquisition of Oclassen
In February 1997, the Company acquired Oclassen for approximately 6.6 million shares of its common stock having a market value of approximately $135.0 million at the date of acquisition. The acquisition was accounted for as a pooling of interests for accounting purposes and qualified as a tax-free merger for federal income tax purposes. Oclassen marketed dermatology products used to prevent and treat skin diseases. In connection with the acquisition, the Company obtained the rights to the following five Oclassen products: Monodox(R) (doxycycline monohydrate), Condylox(R) (podofilox 0.5%), Cordran(R) (flurandrenolide), Cinobac(R) (cinoxacin) and Cormax(TM) (clobetasol propionate).

1995 acquisition of Circa
In July 1995, the Company acquired Circa for approximately 37.4 million shares of its common stock having a market value of approximately $698.0 million at the date of acquisition. Circa manufactured off-patent pharmaceutical products and held investments in Somerset and Andrx. The acquisition qualified as a tax-free merger for federal income tax purposes and was accounted for as a pooling of interests.


3. Balance Sheet Components

Selected balance sheet components consisted of the following:

                                                                    December 31,
                                                           --------------------------------
                                                               1998               1997
                                                           -------------      -------------
                                                                   (in thousands)
    Inventories
       Raw materials..............................           $ 25,961             $ 19,474
       Work-in-progress...........................             12,728                9,452
       Finished goods.............................             43,218               20,872
                                                             --------             --------
                                                             $ 81,907             $ 49,798
                                                             ========             ========
    Property and equipment
       Buildings and improvements.................           $ 58,682             $ 57,507
       Leasehold improvements.....................             14,432                9,529
       Land and land improvements.................              9,674                5,261
       Machinery and equipment....................             72,031               65,489
       Research and laboratory equipment..........             20,778                9,707
       Furniture and fixtures.....................              4,607                3,183
                                                             --------             --------
                                                              180,204              150,676
          Less accumulated depreciation and
             amortization.........................            (66,926)             (55,906)
                                                             --------             --------
                                                              113,278               94,770
       Construction in progress...................             12,640               12,552
                                                             --------             --------
                                                             $125,918             $107,322
                                                             ========             ========

    Accounts payable and accrued expenses
       Trade accounts payable.....................           $ 35,382              $24,272
       Royalties payable..........................              8,227                6,420
       Accrued payroll and benefits...............              8,170                6,881
       Other accrued liabilities..................             18,951               12,863
                                                             --------             --------
                                                             $ 70,730             $ 50,436
                                                             ========             ========

4. Investments and Other Assets

Investments and other assets consisted of the following:

                                                                 December 31,
                                                         ----------------------------
                                                            1998             1997
                                                         ----------       -----------
                                                                (in thousands)
    Long-term investments ......................           $138,514          $ 92,233
    Investments in joint ventures...............             46,232            31,626
    Other assets................................             16,334            14,140
                                                           --------          --------
                                                           $201,080          $137,999
                                                           ========          ========

Long-term investments
Long-term investments consist primarily of the Company's investment in Andrx. Andrx is a drug-delivery company utilizing controlled-release technologies to develop oral pharmaceutical products. Andrx' common stock trades on the Nasdaq Stock Market under the symbol ADRX. At December 31, 1998, the Company owned 2.7 million common shares of Andrx, which represents approximately 17.7% of the total Andrx common shares outstanding. The Company also has a warrant to acquire 337,100 shares of Andrx, exercisable in whole or in part until July 8, 1999 at an exercise price of $8.90 per share. The Company's unrealized gain on this investment was $60.6 million and $33.1 million (net of income taxes of $40.4 million and $22.1 million), at December 31, 1998 and 1997, respectively. The unrealized gain on Andrx is the primary component of accumulated other comprehensive income in the stockholders' equity section of Watson's consolidated balance sheets.

Investment in Somerset joint venture
The Company owns 50% of the outstanding common stock of Somerset and utilizes the equity method to account for this investment. Somerset manufactures and markets the product Eldepryl(R), which is used in the treatment of Parkinson's disease. Earnings from Somerset were approximately $7.4 million, $12.7 million, and $20.1 million in 1998, 1997, and 1996, respectively. The Somerset joint venture earnings reported by Watson are comprised of 50% of Somerset's earnings and management fees, offset by amortization of goodwill. The net excess of the cost of this investment over the fair value of net assets acquired was $5.4 million and $6.4 million at December 31, 1998 and 1997, respectively. Such goodwill is amortized on the straight-line basis over 15 years.

The Internal Revenue Service ("IRS") has notified Somerset that it may be subject to additional income taxes and interest for its 1993, 1994, and 1995 tax years. The IRS has proposed adjustments relating to tax credits claimed under Internal Revenue Code Section 936. The proposed adjustments amount to approximately $14.0 million of additional income tax and interest charges, 50% of which would be Watson's share. Management of Somerset believes that it has met all of the requirements to qualify for the tax credits claimed and intends to vigorously defend its position on this matter.

Combined results for unconsolidated investments in joint ventures

The following aggregate financial information is provided for unconsolidated investments in joint ventures accounted for using the equity method:

                                                               Years ended December 31,
                                                  ---------------------------------------------------
                                                       1998              1997              1996
                                                  ----------------    ------------     --------------
                                                                     (in thousands)
    Net revenues...........................           $ 51,564          $73,489          $ 101,512
                                                      ========          =======          =========

    Gross profit...........................           $ 43,108          $63,858           $ 88,840
                                                      ========          =======           ========

    Net income.............................           $ 13,108          $20,925           $ 31,564
                                                      ========          =======           ========

                                                                           December 31,
                                                                  -------------------------------
                                                                     1998                 1997
                                                                  ----------           ----------
                                                                          (in thousands)
    Current assets.......................................           $ 79,155            $ 60,604
    Other assets.........................................              7,092               8,508
                                                                    --------            --------
    Total assets.........................................           $ 86,247            $ 69,112
                                                                    ========            ========
    Current liabilities..................................           $ 20,893            $ 18,300
    Other liabilities....................................                723               1,309
    Stockholders' equity.................................             64,631              49,503
                                                                    --------            --------
    Total liabilities and stockholders' equity...........           $ 86,247            $ 69,112
                                                                    ========            ========

5. Debt

Long-term debt consisted of the following:

                                                                            December 31,
                                                                    -----------------------------
                                                                        1998             1997
                                                                    -----------        ----------
                                                                           (in thousands)
    Senior unsecured notes, 7.125%, face
      amount of $150.0 million, due 2008
      (effective rate of 7.25%)..........................           $  148,489          $     ---
    Unsecured note, 8.1%, due August 2001................                2,174              2,904
    Other notes payable..................................                2,263              8,835
                                                                      --------          ---------
                                                                       152,926             11,739
     Less current portion.................................              (1,843)            (1,882)
                                                                      --------          ---------
                                                                    $  151,083          $   9,857
                                                                      ========          =========

In May 1998, the Company issued $150.0 million of 7.125% senior unsecured notes. These notes are due in May 2008, with interest-only payments due semi-annually in November and May. The Company must maintain specified financial ratios and comply with certain restrictive covenants.

Annual maturities of notes payable, other than the senior unsecured notes, are as follows: $1.8 million in 1999, $2.0 million in 2000 and $0.6 million in 2001.

6. Income Taxes

The provision for income taxes is summarized as follows:

                                                              Year ended December 31,
                                                  -------------------------------------------------
                                                       1998             1997             1996
                                                  --------------    -------------    --------------
                                                                    (in thousands)
    Current provision:
        Federal............................          $   67,314        $  46,990        $   11,059
        State..............................               9,340            9,372             4,458
                                                     ----------        ---------        ----------
                                                         76,654           56,362            15,517
                                                     ----------        ---------        ----------
    Deferred provision (benefit):
        Federal............................                 958           (2,228)           17,364
        State..............................                 635              665             2,640
                                                     ----------        ---------        ----------
                                                          1,593           (1,563)           20,004
                                                     ----------        ---------        ----------
    Provision for income taxes.............             $78,247          $54,799           $35,521
                                                     ==========        =========        ==========

The exercise of stock options represents a tax benefit and has been reflected as a reduction of income taxes payable and an increase to additional paid-in capital. Such benefits recorded were $13.6 million, $10.9 million and $7.8 million for the years ended December 31, 1998, 1997 and 1996, respectively. Income taxes of $2.3 million have been provided for the possible distribution of approximately $29.0 million of undistributed earnings related to the Company's investments in joint ventures.

Reconciliations between the statutory federal income tax rate and the Company's effective income tax rate were as follows:

                                                                  Year ended December 31,
                                                         -----------------------------------------
                                                             1998           1997          1996
                                                         ------------   ------------  ------------
    Expected tax at federal statutory rates............         35%            35%           35%
    State income taxes, net of federal benefit.........          3              4             5
    Non-deductible IPR&D charge........................          2
    Dividends received deduction.......................        ---             (2)           (4)
    Non-deductible merger expenses.....................                         2
    Research tax credits and other credits.............        ---            ---            (1)
    Other..............................................        ---             (3)           (5)
                                                         ---------       ---------      --------
    Provision for income taxes.........................         40%            36%           30%
                                                         =========       =========      ========

Deferred tax assets and liabilities are measured based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. The significant components of the Company's net deferred tax assets and liabilities were:

                                                                                December 31,
                                                                      ---------------------------------
                                                                          1998                1997
                                                                      -------------       -------------
                                                                               (in thousands)
    Benefits from NOL carryforwards......................                 $18,574            $ 19,737
    Differences in financial statement and tax
    accounting for:
        Inventory and receivables........................                  21,633               8,900
        Research and development.........................                   1,732                 746
        Property, equipment and intangible assets........                 (11,487)             (7,351)
        Investments in joint ventures....................                  (2,241)             (1,590)
    Unrealized gains - FAS 115...........................                 (40,605)            (22,093)
    Valuation allowance..................................                 (23,755)            (23,400)
    Credits..............................................                   2,833               2,594
    Other................................................                   8,438               4,969
                                                                        ---------           ---------
                                                                        $ (24,878)          $ (17,488)
                                                                        =========           =========

The Company had net operating loss ("NOL") carryforwards at December 31, 1998 of approximately $58 million. During 1998, Watson utilized NOL carryforwards of approximately $7.0 million to offset federal income. Due to restrictions imposed as a result of ownership changes to acquired subsidiaries, the amount of the NOL carryforward available to offset future taxable income is subject to limitation. The annual NOL utilization may be further limited if additional changes in ownership occur. The Company's NOL carryforwards will begin to expire in 2001.

7. Stockholders' Equity

Preferred stock
In 1992, the Company authorized 2.5 million shares of no par preferred stock. The Board of Directors has the authority to fix the rights, preferences, privileges and restrictions, including dividend rates, conversion and voting rights, terms and prices of redemptions and liquidation preferences without vote or action by the stockholders. At December 31, 1998, no preferred stock was issued.

Stock option plans
The Company has adopted several stock option plans that authorize the granting of options to purchase the Company's common stock subject to certain conditions. At December 31, 1998, the Company had reserved 10.5 million shares of its common stock for issuance upon exercise of options granted or to be granted under these plans. The options are granted at the fair market value of the shares underlying the options at the date of the grant, generally become exercisable over a five-year period and expire in ten years. In conjunction with certain of the Company's acquisitions, Watson assumed stock option and warrant plans from the acquired companies. The options and warrants in these plans were adjusted by the individual exchange ratios specified in each transaction. No additional options or warrants will be granted under any of the assumed plans.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations, which require compensation expense for options to be recognized when the market price of the underlying stock exceeds the exercise price on the date of the grant. Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), permits companies to apply existing accounting rules under APB 25 and provide pro forma disclosures of net income and earnings per share as if the fair value method (as defined in FAS 123) had been applied. Had compensation cost been determined using the fair value method prescribed by FAS 123, the Company's net income and earnings per share would have been as follows:

                                                                  Year ended December 31,
                                                        ---------------------------------------------
                                                            1998             1997             1996
                                                        -----------       ----------       ----------
                                                          (in thousands, except per share amounts)
    Pro forma net income........................        $   105,426       $   86,779       $   75,443
                                                        ===========       ==========       ==========

    Pro forma basic earnings per share..........        $      1.11       $     0.94       $     0.83
                                                        ===========       ==========       ==========

    Pro forma diluted earnings per share........        $      1.08       $     0.91       $     0.80
                                                        ===========       ==========       ==========

The weighted average fair value of the options has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996, respectively: no dividend yield; expected volatility of 41%, 49% and 51%, risk-free interest rate of 5.14%, 6.15% and 6.18% per annum; and expected terms ranging from approximately seven to eight years. Weighted averages are used because of varying assumed exercise dates.

A summary of the Company's stock option plans as of December 31, 1998, 1997 and 1996, and for the years then ended is presented below (shares in thousands):

                                                                     Year ended December 31,
                                     -----------------------------------------------------------------------------------------
                                               1998                           1997                          1996
                                     --------------------------    --------------------------    -----------------------------
                                                     Weighted                   Weighted                           Weighted
                                                     Average                    Average                            Average
                                                     Exercise                   Exercise                           Exercise
                                       Shares         Price           Shares     Price               Shares         Price
                                       ------         -----           ------     -----               ------         -----
Outstanding-beginning of
    year...........................      7,580       $ 18.92            8,138     $ 13.62              8,887         $12.18
    Granted........................      1,272       $ 42.26            2,520     $ 23.88              1,296         $19.45
    Exercised .....................     (1,643)      $ 14.49           (2,500)    $  6.14             (1,288)        $ 7.77
    Cancelled......................       (425)      $ 20.63             (578)    $ 19.00               (757)        $16.34
                                        ------                         ------                         ------

Outstanding-end of year............      6,784       $ 24.26            7,580     $ 19.09              8,138          $13.65
                                        ======                         ======                         ======
Weighted average fair
value of options granted...........    $ 20.42                        $ 12.31                        $  8.89
                                      ========                        =======                        =======

The following table summarizes information about stock options outstanding at December 31, 1998 (shares in thousands):

                                                    Options Outstanding               Options Exercisable
                                                ----------------------------       ------------------------
                                                   Weighted
                                                   Average          Weighted                   Weighted
             Range of                             Remaining         Average                    Average
         Exercise Prices              Shares    Life in Years    Exercise Price    Shares    Exercise Price
         ---------------              ------    -------------    --------------    ------    --------------
  $  2.91  to  $ 12.75.............    1,148         4.4             $  7.13        1,017         $  7.13
  $ 12.88  to  $ 18.63.............    2,195         7.1             $ 17.31        1,037         $ 17.34
  $ 18.94  to  $ 33.00.............    1,781         8.1             $ 25.38          491         $ 25.13
  $ 33.50  to  $ 56.75.............    1,660         8.9             $ 43.07          361         $ 38.46
                                       -----                                        -----

                                       6,784         7.3             $ 22.46        2,906         $ 17.71
                                       =====                                        =====

8. Related Parties

The Company leases a portion of its facilities from a trust in which Watson's Chairman and Senior Vice President, Scientific Affairs have beneficial interests. The aggregate rent expense paid to related parties in 1998, 1997 and 1996 was $345,000, $332,000 and $432,000, respectively, and was allocated to cost of sales, research and development and selling, general and administrative expenses.

One of TheraTech's former directors is also a director of Palatin Technologies, Inc. ("Palatin"). During 1998, the Company entered into a licensing and development agreement with Palatin to develop oral transmucosal delivery systems for peptide products. Under this agreement the Company earned research and development revenues of $860,000. Additionally, the Company also made a $2.0 million equity investment in Palatin, a publicly traded company, under a stock purchase agreement.

The Company had notes receivable due from executive officers in the amounts of $760,000 and $2.0 million at December 31, 1998 and 1997, respectively. The notes will mature in the second and third quarters of 1999. The $2.0 million note was repaid in March 1998.

9. Commitments and Contingencies

Facility and equipment leases
The Company has entered into operating leases for certain facilities and equipment. The terms of the operating leases for the Company's facilities require the Company to pay property taxes, normal maintenance expenses and maintain minimum insurance coverage. Total rental expense for operating leases in 1998, 1997 and 1996, including rent paid to related parties, was $6.6 million, $3.7 million and $3.1 million, respectively.

At December 31, 1998, future minimum lease payments under all noncancelable operating leases consisted of the following (in thousands):

          For The Years Ending December 31,
               1999................        $ 5,400
               2000................          4,200
               2001................          1,300
               2002................            400
               2003 and after......          3,900
                                            ------
                                           $15,200
                                           =======

Employee retirement plans
The Company maintains certain 401(k) retirement plans covering substantially all employees. The Company makes contributions to the plan based upon the employee contributions. The Company contributed approximately $1.3 million, $860,000 and $760,000 to these retirement plans for the years ended December 31, 1998, 1997, and 1996, respectively.

Legal matters
The Company is involved in various disputes and litigation matters that arise in the ordinary course of business. The litigation process is inherently uncertain and it is possible that the resolution of these disputes and lawsuits may adversely affect the Company. Management believes, however, that the ultimate resolution of such matters will not have a material adverse impact on the Company's consolidated financial position or results of operations.

10. Quarterly Financial Data (Unaudited)

Unaudited quarterly financial and market price information follows (in thousands, except per share data):

                                                     Fourth        Third       Second       First
    1998                                             Quarter      Quarter      Quarter     Quarter
    ----                                             --------     --------     --------    -------
    Net revenues........................             $152,408     $158,765     $152,684    $132,336
    Cost of sales.......................               53,436       57,194       54,135      45,640
                                                     --------     --------     --------    --------
        Gross profit....................               98,972      101,571       98,549      86,696
                                                     --------     --------     --------    --------
    Operating expenses..................               47,843       47,179       47,434      53,066
    Other income (expense), net.........                 (538)       1,892        2,490       2,819
    Provision for income taxes                         21,053       20,037       19,407      17,750
                                                     --------     --------     --------    --------
        Net income......................             $ 29,538     $ 36,247     $ 34,198    $ 18,699
                                                     ========     ========     ========    ========
        Basic earnings per share........             $   0.31     $   0.38     $   0.36    $   0.20
                                                     ========     ========     ========    ========
        Diluted earnings per share......             $   0.30     $   0.37     $   0.35    $   0.19
                                                     ========     ========     ========    ========

        Market price per share:.........      High     $63.00      $ 52.88       $49.50     $ 42.94
                                               Low     $42.00      $ 40.25       $36.25     $ 30.50

                                                     Fourth        Third       Second        First
    1997                                             Quarter      Quarter      Quarter      Quarter
    ----                                             -------      -------      -------      -------
    Net revenues........................             $120,022     $102,476     $ 72,560    $ 67,163
    Cost of sales.......................               39,714       35,930       28,372      27,021
                                                     --------     --------     --------    --------
        Gross profit....................               80,308       66,546       44,188      40,142
                                                     --------     --------     --------    --------
    Royalty income......................                   --           --        7,208       7,041
    Operating expenses..................               34,825       26,759       25,900      30,421
    Other income, net...................                3,236        4,403        7,495       7,787
    Provision for income taxes..........               17,438       14,900       12,698       9,763
                                                     --------     --------     --------    --------
        Net income......................             $ 31,281     $ 29,290     $ 20,293    $ 14,786
                                                     ========     ========     ========    ========
        Basic earnings per share........             $   0.34     $   0.31     $   0.22    $   0.16
                                                     ========     ========     ========    ========
        Diluted earnings per share......             $   0.33     $   0.31     $   0.21    $   0.16
                                                     ========     ========     ========    ========

        Market price per share:.........      High    $ 34.13       $30.38       $22.25     $ 23.06
                                               Low    $ 27.00       $21.63       $16.00     $ 17.69

The quarterly data above were restated, as applicable, to reflect the adoption of FAS 128 and for acquisitions in 1997 (Oclassen and Royce) and January 1999 (TheraTech), accounted for under the pooling of interests method as further discussed in Note 2. In addition, a first quarter 1998 charge for acquired in-process research and development ("IPR&D") was restated to reflect a recently revised Securities and Exchange Commission-preferred methodology for valuing IPR&D. The restated amount is $13.0 million, as compared to $18.8 million as originally reported, and was determined in conjunction with an independent valuation firm.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The only expenses incurred in connection with this transaction are the following, all of which are estimated, except for the SEC filing fee.

         SEC filing fee......................................... $   687.08
         Accounting fees and expenses...........................   8,000.00
         Legal fees and expenses..................................25,000.00
         Financial printing and other..............................4,000.00
                                                                 ----------
         Total  ................................................ $37,687.08
                                                                 ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 78.751 of the Nevada Revised Statutes authorizes a corporation, under certain circumstances, to indemnify its directors and officers (including reimbursement for expenses incurred). The registrant has provided for indemnification to the fullest extent permitted by the provisions of the Nevada statute in its Articles of Incorporation and Bylaws.

        The registrant maintains a directors' and officers' liability insurance policy that, subject to the terms and conditions of the policy, provides coverage up to $30,000,000 in the aggregate (subject to a $250,000 retention per loss) arising from any wrongful act (as defined by the policy) committed by a director or officer in his or her capacity as a director or officer. The policy reimburses the registrant for amounts spent in lawful indemnification of a director or officer or amounts provided by registrant to indemnify its directors and officers as required or permitted by law.

ITEM 16. EXHIBITS



         2.1 Agreement and Plan of Merger, among Watson Pharmaceuticals, Inc., TheraTech, Inc. and The Jazz Merger Corp. dated as of October 23, 1998, incorporated by reference to Appendix A of the Proxy Statement/Prospectus included in the Registration Statement on S-4, Reg. No. 333-68007 and hereby incorporated by reference.

         3.1 Articles of Incorporation of Watson and all amendments thereto, filed as Exhibit 3.1 to Watson's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 and Exhibit 3.1 (A) to Watson's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 and hereby incorporated by reference.

         3.2   Bylaws of Watson, as amended as of December 11, 1998, filed as
               Exhibit 3.2 to Watson's Registration Statement on Form S-8 filed on January 21, 1999 and hereby incorporated by reference.

         4.1 TheraTech, Inc. 1992 Amended and Restated Directors' Stock Option Plan, incorporated by reference to TheraTech's Proxy Statement filed in connection with its 1994 Annual Meeting of Stockholders, and hereby incorporated by reference.

        *5.1 Opinion of D'Ancona & Pflaum LLC as to the legality of the common stock being offered.

        *5.2 Opinion of Kummer, Kaempfer, Bonner & Renshaw as to the legality of the common stock being offered.

       *23.1   Consent of D'Ancona & Pflaum LLC (included in exhibit 5.1).

        *23.2 Consent of Kummer, Kaempfer, Bonner & Renshaw (included in exhibit 5.2).

         23.3  Consent of PricewaterhouseCoopers LLP.

         23.4  Consent of Deloitte & Touche LLP.

         23.5  Consent of Arthur Andersen LLP.

         23.6  Consent of Ernst & Young LLP.

        *24.1  Power of Attorney.

         _______________________
         *Previously filed.






ITEM 17.  UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions (see Item 15 above), or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby further undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Corona, State of California, on the 8th day of February, 2000.

                                              WATSON PHARMACEUTICALS, INC.
                                              (registrant)


                                              By:     /s/         ALLEN Y. CHAO
                                                 -------------------------------
                                                            Allen Y. Chao, Ph.D.
                                                 Chairman, Chief Executive
                                                 Officer and President
                                                 (Principal Executive Officer)









         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

                    Signatures                                    Titles                             Date
                    ----------                                    ------                             ----
                                                      Chairman, Chief Executive Officer and
                 /s/ ALLEN Y. CHAO                    President (Principal Executive Officer)     February 8, 2000
  -----------------------------------------------
                 Allen Y. Chao, Ph.D.

                 /s/ MICHAEL E. BOXER
  -----------------------------------------------     Senior Vice President and Chief
                 Michael E. Boxer                     Financial Officer (Principal Financial
                                                      Officer)                                    February 8, 2000

                /s/ R. CHATO ABAD                     Vice President-Finance (Principal
  -----------------------------------------------     Accounting Officer)                         February 8, 2000
                 R. Chato Abad

                        *                             Director                                    February 8, 2000
  -----------------------------------------------
                 Michel J. Fedida

                        *                             Director                                    February 8, 2000
  -----------------------------------------------
                 Michael J. Feldman

                        *                             Director                                    February 8, 2000
  -----------------------------------------------
                 Albert F. Hummel

                        *                             Director                                    February 8, 2000
  -----------------------------------------------
                 Alec D. Keith, Ph.D.

                        *                             Director                                    February 8, 2000
  -----------------------------------------------
                 Ronald R. Taylor

                        *                             Director                                    February 8, 2000
  -----------------------------------------------
                 Andrew L. Turner

  *By:   /s/  ALLEN Y. CHAO                           Attorney-in-fact                            February 8, 2000
  -----------------------------------------------
              Allen Y. Chao, Ph.D.

                         WATSON PHARMACEUTICALS, INC.
                                 EXHIBIT INDEX
                   PRE-EFFECTIVE AMENDMENT NO. 3 TO FORM S-3



         2.1 Agreement and Plan of Merger, among Watson Pharmaceuticals, Inc., TheraTech, Inc. and The Jazz Merger Corp. dated as of October 23, 1998, incorporated by reference to Appendix A of the Proxy Statement/Prospectus included in the Registration Statement on S-4, Reg. No. 333-68007 and hereby incorporated by reference.

         3.1 Articles of Incorporation of Watson and all amendments thereto, filed as Exhibit 3.1 to Watson's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 and Exhibit 3.1 (A) to Watson's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 and hereby incorporated by reference.

         3.2   Bylaws of Watson, as amended as of December 11, 1998, filed as
               Exhibit 3.2 to Watson's Registration Statement on Form S-8 filed on January 21, 1999 and hereby incorporated by reference.

         4.1 TheraTech, Inc. 1992 Amended and Restated Directors' Stock Option Plan, incorporated by reference to TheraTech's Proxy Statement filed in connection with its 1994 Annual Meeting of Stockholders and hereby incorporated by reference.

        *5.1 Opinion of D'Ancona & Pflaum LLC as to the legality of the common stock being offered.

        *5.2 Opinion of Kummer, Kaempfer, Bonner & and Renshaw as to the legality of the common stock being offered.

        *23.1  Consent of D'Ancona & Pflaum LLC (included in exhibit 5.1).

        *23.2 Consent of Kummer, Kaempfer, Bonner & Renshaw (included in exhibit 5.2).

         23.3  Consent of PricewaterhouseCoopers LLP.

         23.4  Consent of Deloitte & Touche LLP.

         23.5  Consent of Arthur Andersen LLP.

         23.6  Consent of Ernst & Young LLP.

        *24.1  Power of Attorney.

         ________________________
         *    Previously filed.